UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-1/A

FIRST AMENDMENT TO APPLICATION/DECLARATION ON FORM U-1 UNDER
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

C&T Enterprises, Inc.
1775 Industrial Boulevard
Lewisburg, PA 17837

Claverack Rural Electric Cooperative, Inc.
RR 2 Box 17
Wysox, PA 18854

Tri-County Rural Electric Cooperative, Inc.
22 North Main Street
Mansfield, PA 16933

Wilderness Area Utilities, Inc.
22 North Main Street
Mansfield, PA 16933

(Name of company filing this statement and address of principal executive offices)

(NONE)

(Name of top registered holding company parent of each applicant or declarant)

See below

(Names and addresses of agents for service)

Kenneth Zielonis, Esq.	William D. DeGrandis, Esq.
Stevens & Lee	Paul, Hastings, Janofsky & Walker, L.L.P.
Suite 310	Tenth Floor
208 North Third Street	1299 Pennsylvania Ave., N.W.
P.O. Box 12090	Washington, D.C. 20004-2400
Harrisburg, PA 17108-2090	202-508-9568

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

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     Pursuant to Rule 20 of Part 250 of the Rule and Regulations of the Securities and Exchange Commission (“Commission”), C&T Enterprises, Inc., Tri-County Rural Electric Cooperative, Inc., Claverack Rural Electric Cooperative, Inc., and Wilderness Area Utilities, Inc. (collectively, the “Applicants”) hereby jointly submit this first amendment amending and restating the Form U-1 application that was filed in this proceeding on December 19, 2001. The Form U-1/A Amendment is being filed in order to update information contained in the prior application.

Item 1.      DESCRIPTION OF ACQUISITION

     A.     Introduction

     This Application/Declaration seeks approvals relating to the proposed acquisition of the stock (“Stock Acquisition”) of a new Pennsylvania public utility, Valley Energy, Inc. (“Valley”) by C&T Enterprises, Inc. (“C&T”), an exempt public utility holding company. Pursuant to an asset purchase agreement, C&T will purchase the Pennsylvania and New York natural gas assets of NUI Utilities, Inc. (“NUI”) (the “Asset Purchase”). Upon consummation of this Asset Purchase, C&T will transfer its ownership interest in the assets to Valley (“Asset Transfer”). At the closing of the transfer of the ownership interest in the assets to Valley, Valley will issue stock that will be solely held by C&T, i.e., the Stock Acquisition. In this Application/Declaration, “Transaction” will be used to refer to the Stock Acquisition, Asset Purchase and Asset Transfer collectively. Valley will own these assets through which it will render natural gas service primarily in the northern part of the Commonwealth of Pennsylvania with a small portion of service straddling the border with the state of New York. Valley will continue to be subject to the regulation of both New York and Pennsylvania public utility commissions. C&T was formed by two rural electric cooperatives organized and operating primarily in the Commonwealth of Pennsylvania, Tri-County Rural Electric Cooperative, Inc. (“Tri-County”) and Claverack Rural Electric Cooperative, Inc. (“Claverack”). Tri-County and Claverack provide service to a small percentage of retail electric customers in bordering counties of New York. C&T currently owns all of the stock of a Pennsylvania public utility company, Citizens Electric Company (“Citizens”). By Securities and Exchange Commission (“Commission”) Order issued February 8, 1999, C&T was authorized to purchase the stock of Citizens and was exempted, pursuant to Section 3(a)(1) the Public Utility Holding Company Act of 1935 (the “Act”), from all provisions of the Act, except for Sections 9(a)(2) and 10 of the Act. Tri-County currently owns all the stock of an exempt holding company, Wilderness Area Utilities, Inc. (“Wilderness”). Both Tri- County and Wilderness were granted Section 3(a)(1) exemptions by the Commission as a result of a prior transaction. Tri-County Rural Electric Cooperative, Inc., et. al., Pub. Util. Holding Co. Act Rel. No. 26167, 1994 SEC LEXIS 3697 (Nov. 22, 1994). Wilderness’ sole subsidiary is a Pennsylvania public utility, Wellsboro Electric Company (“Wellsboro”). Following the Stock Acquisition, C&T will remain an exempt holding company under Section 3(a)(1) of the Act. Following consummation of the Stock Acquisition, this action will exempt C&T from all provisions of the Act except Section 9(a)(2).

     The Stock Acquisition is expected to produce substantial benefits to the public served by all involved entities, to investors and to consumers, and meets all applicable standards of the Act. Among other benefits, Tri-County and Claverack believe that the Stock Acquisition will allow all the shareholders of each of the companies to participate in a larger, financially stronger company that, through a combination of the equity, management, human resources and technical expertise of each supporting company;

     i.     Will be able to achieve increased financial stability and strength;

     ii.     Will be able to achieve greater opportunity for earnings growth;

     iii.     Will experience a reduction of overall operating costs;

     iv.     Will achieve efficiencies of operations;

     v.     Will experience the improved ability to use new technologies;

     vi.     Can implement better use and management of facilities for the benefit of customers;

     vii.     Will achieve a potential for greater retail and industrial sales;

     viii.     Will see diversity and improved capability to make wholesale purchases and possible sales;

     ix.     Will allow for maintenance of competitive rates, or an achievement of rates that will be lower than they would be in the absence of the Stock Acquisition which will improve Citizens’, Wellsboro’s and Valley’s ability to meet the challenges of the increasingly competitive environment in the converging electric and natural gas industries;

     x.     Will allow for the integration of corporate and administrative functions, limiting duplicative capital expenditures for administrative facilities and information systems, and savings in areas such as legal, auditing and consulting fees;

     xi.     Will allow for expanded management resources and ability to select leadership from a larger and more diverse management pool;

     xii.     Will allow for greater purchasing power for items such as purchased power and transportation services, and streamlining of inventories;

     xiii.     Will allow for increased geographic diversity of services territories, reducing exposure to local changes in economic, competitive or climatic conditions;

     xiv.     Will allow for the entities to continue to play a strong role in the economic development efforts of the communities served by Citizens, Wellsboro, Valley and the two electric cooperatives;

     xv.     Will allow for increased load diversity and the ability to offer a full range of energy services by combining the electric cooperatives,’ Citizens’ and Wellsboro’s electric services with Valley’s natural gas service to compete in the combined service territories.

     In this regard, C&T believes that synergies created by the Stock Acquisition will generate substantial cost savings which would not be available absent the Stock Acquisition. C&T has estimated the total dollar value of certain synergies resulting from the Stock Acquisition to be in excess of $ .5 million per year on an annual basis.

     The shareholders of C&T and NUI have approved the Stock Acquisition at their respective shareholder meetings.

     C&T, Valley and NUI have submitted joint applications with the Pennsylvania Public Utility Commission (the “Pa PUC”) and the New York Public Service Commission (“NYPSC”) seeking regulatory approval to purchase the Pennsylvania and New York, respectively, NUI assets and to initiate natural gas service in the respective states. NUI has submitted an application with the New Jersey Board of Public Utilities seeking regulatory approval of the Asset Purchase. Finally, C&T, Valley and NUI have submitted a joint application with the Federal Energy Regulatory Commission (“FERC”) for a Natural Gas Act Section 7(f) Service Area Determination for C&T and Valley. All such applications have been approved. See Exhibit Nos. D-5, D-6, D-7 and D-8. No other regulatory approvals, other than this Commission are deemed necessary.

     Neither Tri-County nor Claverack were required to make any required filings with the Antitrust Division of the United States Department of Justice (the “DOJ”) or the Federal Trade Commission (“FTC”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Apart from the approval of the Commission under the Act, the foregoing approvals are the only regulatory approvals necessary under the Act. In order to permit timely consummation of the Stock Acquisition and the realization of the substantial benefits it is expected to produce, C&T, Tri-County and Claverack request that the Commission’s review of this Application/Declaration commence and proceed as expeditiously as possible.

               1.     General Request

     Pursuant to Sections 9(a)(2) and 10 of the Act, C&T requests authorization and approval to acquire all of the common stock of Valley. The Applicants request approval of the acquisition of the stock pursuant to Section 9(a)(2) of the Act since Wilderness, C&T, Citizens, Wellsboro and Valley will be considered affiliates under the Act once the transaction is consummated. Tri-County and Claverack request that the Commission continue the exemptions previously granted to Tri-County and Claverack as exempt holding companies under Section 3(a)(1) of the Act or, in the alternative, Section 3(a)(2) of the Act. C&T requests that the Commission continue to declare C&T an exempt holding company pursuant to Section 3(a)(1) of the Act which exemption would leave C&T free from all Commission regulation except Section 9(a)(2) of the Act. Finally, Wilderness requests that the Commission continue its Section 3(a)(1) exemption under the Act.

               2.     Overview of the Acquisition

     On October 4, 2000, NUI and C&T executed an Asset Sale Agreement (“Agreement”). This Agreement outlined the terms of C&T’s purchase of NUI’s aforementioned natural gas assets. A copy of the October 4, 2000 Asset Sale Agreement is incorporated by reference herein and attached as Exhibit B-1. Pursuant to the terms of the Agreement, C&T will purchase substantially all of the Pennsylvania and New York natural gas assets of NUI. NUI currently renders natural gas service to limited portions of north-central Pennsylvania and south-central New York through two operating divisions known as Valley Cities Gas Service (“Valley”) in Pennsylvania and Waverly Gas Service (“Waverly”) in New York.

     On October 17, 2000, Valley was incorporated. C&T will own 100% of the stock of Valley. C&T intends to transfer its ownership interest in the NUI assets to Valley on or about the time of the consummation of the Asset Purchase. At the time of the transfer of the assets to Valley, Valley will issue 1000 shares of common stock, all of which will be held by C&T. Upon consummation of the Stock Acquisition, 100% of Valley’s stock will be owned by C&T. Valley shall then be a second operating public utility subsidiary of C&T.

     As a result of the Stock Acquisition, there will be no change in the ownership interests of either Wilderness or Citizens. All of the outstanding common stock of Wilderness will continue to be held by Tri-County. In turn, Wilderness will continue to hold all of the Common and Preferred stock of Wellsboro. Wilderness has not issued any shares of Preferred stock. All of the outstanding Common stock of Citizens’ will continue to be owned by C&T.

     After the Stock Acquisition, C&T will continue be a subsidiary of both Tri-County and Claverack. These two rural electric cooperatives shall continue to be the sole shareholders of the common stock of C&T. On May 28, 1998, Tri-County and Claverack executed a Partnership Agreement to define their respective investment and ownership interests in C&T. Pursuant to that agreement, Tri-County and Claverack each own 50% of the issued shares of C&T. The management of the affairs of this corporation will continue to be vested in a Board of Directors elected jointly by Tri-County and Claverack.

     The National Cooperative Services Corporation (“NCSC”), 2201 Cooperative Way, Herndon, VA 20171, will extend a loan in an amount equal to eighty percent (80%) of the stock purchase price amount. C&T will fund the remaining balance required for the Stock Acquisition of the assets in excess of the eighty percent (80%) of the funding approved by NCSC.

     The Partnership Agreement provides that no additional capital stock shall be issued in C&T or Citizens without the seventy-five percent (75%) majority approval of C&T’s Board of Directors. Tri-County and Claverack agree that their shares of C&T stock or Citizens’ stock shall not be sold by the cooperatives or C&T to a third party without the stock being first offered to the other cooperative. The offeree cooperative shall have sixty (60) days to match any good faith offer for the other cooperative’s shares of stock. If this right of first refusal is not exercised within sixty (60) days, then the offeror cooperative is free to sell its shares to the third party. This Partnership Agreement contains the typical warranties and representations and is subject to all necessary regulatory approvals.

     Upon consummation of the Stock Acquisition, C&T’s operating subsidiaries shall be Citizens and Valley. C&T shall not have any other subsidiaries, operating or otherwise. The following organizational chart shows the corporate structure of the Applicants (the states in which each entity operates is indicated in the parenthetical) as it currently stands as well as the proposed structure with the Stock Acquisition of Valley as indicated by the dotted lines:

     B.     Description of the Parties to the Acquisition

               1.     General Description

                         a.     Tri-County

     Tri-County is a rural electric cooperative rendering retail electric service only to the residents of Pennsylvania’s Northern Tier. Its service area encompasses the following Pennsylvania counties: Bradford, Cameron, Clinton, Lycoming, McKean, Potter and Tioga. Tri-County was incorporated as a rural electric cooperative in 1936. Tri-County is engaged in rendering electric utility service to the public in the above territory. As of December 31, 2000, Tri-County provided retail electric service to approximately 17,000 customers in an area encompassing 4,484 square miles in the geographical territory noted above. A map of Tri-County’s service territory is attached as Exhibit E-1. Tri-County also serves a small percentage of customers in bordering counties of New York.

     Tri-County is not subject to utility style regulation by any state or federal agency. It is specifically exempted from any regulation by the Pa PUC pursuant to the Pennsylvania Electric Cooperative Corporation Act, 15 Pa. C.S. Section 7301. Tri-County, however, is regulated by its member-elected Board of Directors and its operations are overseen by the United States Department of Agriculture’s Rural Utilities Services’ Division. Tri-County’s principal executive office is located at 22 North Main Street, Mansfield, Pennsylvania 16933. A copy of its Certificate and Articles of Incorporation are incorporated herein by reference as Exhibit A-1.

     Tri-County has one subsidiary, Wilderness, an exempt public utility holding company. Wilderness is a Pennsylvania corporation incorporated on March 10, 1994. In turn, Wilderness has one operating subsidiary, Wellsboro Electric Company, (“Wellsboro”), a Pennsylvania corporation. Wellsboro is a public utility company subject to regulation by the Pa PUC. There are no other companies within the holding company structure of Wilderness. As of December 31, 2000, Wellsboro had $6.2 million in revenue generated solely from electric service rendered to approximately 5,500 customers in a 266 square mile service territory lying wholly within the Commonwealth of Pennsylvania. Wellsboro’s revenues are not expected to materially change in the future. Wellsboro’s net income for the year ending December 31, 2000 was $391,304.

     For the year ended December 31, 2000, Tri-County had electric operating revenues of approximately $16 million. The assets of Tri-County were approximately $32 million in identifiable electric utility property, plant and equipment and approximately $10 million in other corporate assets. Tri-County’s revenues and asset levels are not expected to change materially in the future. Tri-County’s net income for the year ending December 31, 2000 was $552,236.

     A more detailed summary of financial information concerning Tri-County is contained in its Consolidated Financial Statements for the calendar years ending 1999 and 2000 which is incorporated herein by reference and attached hereto as Exhibit FS-1.

                         b.     Claverack

     Claverack also is a rural electric cooperative incorporated under the Pennsylvania Electric Cooperative Corporation Act. It was incorporated in 1936. As of December 31, 2000, it rendered service to approximately 17,000 customers in an eight county region in Northcentral and Northeastern Pennsylvania. Its service territory is primarily limited to the Commonwealth of Pennsylvania. Claverack also serves a small percentage of customers in bordering counties of New York. The New York sales are all a result of four metering points where electricity is sold to New York State Electric & Gas Co. for resale to New York consumers near the Pennsylvania/New York border. Its service territory is approximately 1,820 square miles. A map of Claverack’s service territory is attached as Exhibit E-1.

     Like Tri-County, Claverack is not subject to utility regulation by any state or federal agency. It too is specifically exempted from regulation by the Pa PUC. Its operations, however, are regulated by its member-elected Board of Directors. Its operations also are overseen by the United States Department of Agriculture’s Rural Utilities Services’ Division. Its Certificate and Articles of Incorporation are incorporated herein by reference and attached as Exhibit A-2. Claverack’s principal executive office is located at RR 2 Box 17, Wysox, PA 18854.

     Claverack has one nonutility subsidiary, Susquehanna Energy Plus, Inc. (“SEP”) which is a Pennsylvania corporation doing business as Tioga Energy. Claverack is the sole shareholder of SEP d/b/a Tigoa Energy. Tioga Energy generated revenues of approximately $11 million as of December 31, 2000. Tioga Energy engages in a number of business activities that are not subject to the jurisdiction of the Pa PUC, including the sale of lubricants, fuel oil acquisition and/or delivery to homes and business, gasoline acquisition and delivery to service stations, and the installation and maintenance of HVAC systems. Customers are predominately in Pennsylvania but there are a small number of customers in bordering counties of New York. Tioga Energy also jointly owns Tioga Propane with Wellsboro. Tioga Propane sells, delivers and installs propane and propane accessories for residential and business customer in various counties in North Central Pennsylvania. Again, customers are predominately in Pennsylvania but there are a small number of customers in bordering counties of New York.

     For the year ended December 31, 2000, Claverack’s operating electric revenues were approximately $18 million. Its assets at December 31, 2000 were approximately $48 million consisting of approximately $40 million in identifiable electric utility property, plant and equipment and approximately $8 million in other corporate assets. Claverack’s revenue and asset levels are not expected to change materially in the future. Claverack’s net income for the year ended December 31, 2000 was $300,287.

                         c.     C&T

     C&T is a Pennsylvania corporation incorporated on July 9, 1998 pursuant to the Pennsylvania Business Corporation Law. Its primary purpose was to hold the common stock of Citizens’ and now, upon the consummation of the subject transaction, the stock of Valley. The aggregate number of shares authorized is 100,000 at a par value of $100 per share. One thousand (1,000) shares of C&T’s common stock are held by each rural cooperative. Its principal place of business is 1775 Industrial Boulevard, Lewisburg, PA 17837. A copy of C&T’s Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-1. Its current sole asset is the stock of Citizens and upon consummation of the Stock Acquisition, an additional asset shall be the stock of Valley. Upon consummation of the acquisition of the stock of Valley, C&T will continue to be an exempt public utility holding company operating primarily in the Commonwealth of Pennsylvania with a small portion of service rendered by Valley in an adjoining and contiguous portion of New York and receiving revenues primarily from its Pennsylvania operations. C&T’s net income for the year ended December 31, 2000 was -$110,586. C&T’s operating revenues were $253,312 and total assets were $13,282,139.

                         d.     Citizens

     Citizens was incorporated under the laws of Pennsylvania on June 7, 1911. It is a regulated public utility rendering electric utility service to parts of Union and Northumberland Counties in Central Pennsylvania. As of December 31, 2000, Citizens rendered electrical service to approximately 6,300 customers in an area encompassing 55 square miles.

     Citizens is subject to regulation as a public utility under the Pennsylvania Public Utility Code as to retail electric rates and other matters by the Pa PUC. Citizens is not subject to regulation by any other state or federal agency regulating electric public utility service.

     As of December 31, 2000, there were 139,472 shares of common stock, $10 par value, outstanding. There are no shares of preferred stock. Citizen’s principal executive office is 1775 Industrial Boulevard, Lewisburg, Pennsylvania 17787. A copy of Citizen’s Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-2.

     For the year ended December 31, 2000, Citizen’s electric operating revenues were approximately $9.3 million. Assets of Citizens were approximately $8.4 million consisting of approximately $5.2 million in identifiable electric utility property, plant and equipment and approximately $3.2 million in other corporate assets. Citizens’ revenue and asset levels are not expected to change materially in the future. Citizens’ net income for the year ended December 31, 2000 was $190,950. A more detailed summary of information concerning Citizens is contained in its financial report dated December 31, 2000 and are incorporated by reference as Exhibit FS-2.

                         e.      Wellsboro

     Wellsboro is an investor-owned public utility incorporated in 1894 under the laws of Pennsylvania. It is subject to regulation by the Pa PUC as to rates and terms and conditions of service. Wellsboro is not subject to regulation by any other state or federal agency regulating electric public utility service. Wellsboro is engaged in the business of supplying and selling electricity in parts of Tioga County in Northcentral Pennsylvania. Wellsboro serves approximately 5,500 customers in a 266 square mile territory lying wholly within the Commonwealth of Pennsylvania.

     Wellsboro also jointly owns Tioga Propane with Tioga Energy. Tioga Propane sells, delivers and installs propane and propane accessories for residential and business customer in various counties in North Central Pennsylvania. Again, customers are predominately in Pennsylvania but there are a small number of customers in bordering counties of New York.

     As of December 31, 2000, Wellsboro had 2,000 shares of common stock authorized of which 1065.5 shares were outstanding. As of December 31, 2000, Wellsboro had 2,000 shares of preferred stock, 4% cumulative, $100 par value, authorized with 1,960 shares issued and outstanding.

     Wellsboro’s executive office is located at 33 Austin Street, Wellsboro, PA, 16901. A copy of Wellsboro’s Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-6.

     For the year ended December 31, 2000, Wellsboro’s electric operating revenues were approximately $6.1 million. Wellsboro’s assets were approximately $6 million consisting of approximately $4.5 million in identifiable electric utility property, plant and equipment and approximately $1.5 million in other corporate assets. Wellsboro’s net income for the year ended December 31, 2000 was $391,304. Wellsboro’s revenue and asset levels are not expected to change materially in the future.

                         f.     Wilderness

     Wilderness is an exempt public utility holding company incorporated in 1994 under the laws of Pennsylvania. Its principal place of business is 22 N. Main Street, Mansfield, PA 16933. As described above, Wilderness is a subsidiary of Tri-County and, in turn, Wilderness has one operating subsidiary, Wellsboro. Wilderness was formed for the purpose of acquiring and holding the stock of Wellsboro. There are no other companies within the holding company structure of Wilderness. Wilderness’ net income for the year ending December 31, 2000 was -$182,195, operating revenue was $149,147, and total assets were $12,938,323.

                         g.     Valley

     Valley will be a public utility that was incorporated in 2000 under the laws of the Commonwealth of Pennsylvania. It shall be subject to complete and comprehensive regulation by the Pa PUC and the NYPSC as to retail rates, terms and conditions of service, accounting, issuance of securities, transactions will affiliated companies and other matters. Valley will be exempted from FERC regulation pursuant to Natural Gas Act Section 7(f) Determination described more fully herein, infra. Valley will be engaged in the business of selling and distributing natural gas in parts of one Pennsylvania county, Bradford County in Northcentral Pennsylvania and in portions of two counties in New York, Chemung and Tioga Counties, in Southcentral New York. Valley will serve approximately 6,300 retail customers in a 104 square mile territory lying substantially wholly within the Commonwealth of Pennsylvania with the remaining portion in the state of New York. Approximately 5,000 of the customers are located in Pennsylvania with the remaining 1,300 customers located in New York.

     As of December 31, 2000, Valley had 1,000 shares of common stock authorized of which all will be held by C&T. Valley’s executive office will be located at 532 Keystone Avenue, Sayre, PA, 18840. A copy of Valley’s Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-7.

     Upon consummation of the transactions contemplated above, Valley’s assets will be approximately $11.2 million all consisting of identifiable natural gas utility property, plant and equipment, net of depreciation. Valley’s revenue and asset levels are not expected to change materially in the future from those of the combined NUI operations in Pennsylvania and New York. A more detailed summary of NUI financial information is contained in its financial reports dated December 31, 2000 and are incorporated by reference as Exhibits FS-3 and FS-4.

               2.     Description of Facilities

                         a.     Tri-County

                                   (1)     General

     For the year ended December 31, 2000, Tri-County sold approximately 130,605,409 kwh of electric energy (retail only). The majority of sales occurred in Pennsylvania with a small percentage of sales to New York customers who are in counties bordering the New York/Pennsylvania border. The following chart shows the small percentage of New York sales compared with the total sales of Tri-County:

	Active Accounts	KWH Sales	Revenue

(data from year ended December 31, 2001)
New York	58	458,343	55,735
Pennsylvania	18,462	155,359,862	17,113,951

Total	18,520	155,818,205	17,169,686
Amount Attributable to New York	.00313	.00294	.00325

                                   (2)     Electric Generating Facilities and Resources

     As of December 31, 2000, Tri-County and its sister rural electric cooperatives in Pennsylvania indirectly own generation and transmission facilities through the Allegheny Electric Cooperative (“AEC”). Jointly owned by Tri-County, Claverack and the other 12 rural electric cooperatives in Pennsylvania and New Jersey, AEC supplies its member owners with wholesale electric power. AEC obtains wholesale electric power from a pool of several energy suppliers including the New York Power Authority and several public utility companies. AEC also owns and operates a 21 MW hydroelectric plant near Raystown, Pennsylvania. AEC also owns a 10% interest of the 2,100 MW Susquehanna Steam Electric Station located in Berwick, Pennsylvania. The remaining owner is Pennsylvania Power & Light Company, which company operates this nuclear plant. Both the Raystown hydroelectric project and the Susquehanna Steam Electric Station are part of and interconnected with the Pennsylvania-New Jersey-Maryland (“PJM”) power grid.

     Tri-County’s 2000 summer peak load of 17,759 KW occurred in June, 2000 and its 2000 winter peak load of 23,545 KW occurred in January, 2000.

                                   (3)     Electric Transmission and Other Facilities

     As of December 31, 2000, Tri-County’s indirectly owned transmission system consisted of approximately no circuit miles of 500 kV lines; no circuit miles of 230 kV lines; no circuit miles of 138 kV lines; no circuit miles of 69 kV lines; 13 circuit miles of 46 kV lines; and no circuit miles of 25 kV lines. As of December 31, 2000, Tri-County’s directly owned transmission system consisted of 16 circuit miles of 34.5 kV lines. As of December 31, 2000, Tri-County’s distribution system consisted of 3,000 circuit miles of 34.5 kV lines and 12 kV lines. As of December 31, 2000, Tri-County’s electric transmission and distribution system included 15 transmission pole line miles of overhead lines; no transmission cable miles of underground cables; 2,915 distribution pole line miles of overhead lines; and 67 distribution cable miles of underground distribution cables. Tri-County’s facilities shall not change as result of the Stock Acquisition.

     AEC and Tri-County are interconnected at various points with the PJM power grid through GPU Energy, Inc. and Tri-County and Claverack are also interconnected through GPU Energy, Inc. The members of PJM together have worked voluntarily for more than 70 years to create the largest “tight” power pool with free-flowing ties. Generally, a tight power pool consists of two or more electric systems which coordinate the planning and/or operation of their bulk power facilities for the purpose of achieving greater economy and reliability in accordance with a contractual agreement that establishes the individual member’s responsibilities. See Conectiv, Inc., Pub. Util. Holding Co. Act Rel. No. 26832, 1998 SEC LEXIS 326 (Feb. 25,

1998). Tight power pools have centralized dispatch of generating facilities whereby energy and operating reserves are interchanged among the participant systems and transferred over the facilities owned by the individual participants. Participants have contractual requirements relating to generating capacity and operating reserves, together with specific financial penalties if these requirements are not met. Sufficient transmission capacity is made available to realize the full value of operating and planning coordination. With the support and backing of their regulatory commissions, the PJM members have built an efficient wholesale energy market on a “split savings” energy exchange, the reciprocal sharing of capacity resources and a competitive market and transmission entitlements to import energy. In order to achieve economy and reliability of the system in terms of a bulk power supply, PJM members coordinate the planning and operation of their systems, share installed capacity, share operating reserves to reduce installed generator requirements, and participate in centralized unit commitment, coordinated bilateral contracts and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM system. Conectiv, supra. Estimates of the savings realized by the PJM Pool range upwards of $1 billion per year.

     As a result of certain restructuring proposals approved by FERC, PJM is now be operated as a spot market oriented control area allowing for the use of bilateral contracts. PJM coordinates planning and operation of the transmission system to deliver energy to its contractual members reliably and economically. The PJM staff centrally forecasts, schedules and coordinates the operation of generating units, bilateral transactions and the spot energy market to meet load requirements. To maintain a reliable and secure electrical system, PJM monitors, evaluates and coordinates the operation of over 8,000 miles of high-voltage transmission lines. Operations are closely coordinated with neighboring control areas, and information is exchanged to enable real-time security assessments of the transmission grid.

     Many of the rules governing the use of the nation’s transmission system are changing. In FERC Order No. 888, FERC directed all transmission-owning public utilities to file tariffs that offer comparable open access transmission service to any entity on terms comparable to those offered to the transmitting public utility.

     The members of the PJM submitted a filing on December 31, 1996 with FERC to comply with the requirements of FERC’s Order No. 888 applicable to tight power pools. This filing included an Operating Agreement, a Transmission Owners Agreement, a pool-wide PJM Open Access Transmission Tariff and an amended PJM Interconnection Agreement. PJM is now a limited liability corporation which has the capability of expanding its membership base beyond its traditional member company electric public utilities. Such expanded membership includes nonutility power marketers and brokers, and utilities whose retail service territories are outside the PJM’s geographic boundaries.

     On February 28, 1997, FERC issued an Order, inter alia, accepting the PJM compliance filing. MidContinent Area Power Pool, et al., 78 FERC ¶ 61,203 (1997). Subsequently, on June 2, 1997, the PJM’s supporting companies submitted a comprehensive filing to restructure PJM. The June 2, 1997 filing included an Amended and Restated Operating Agreement, a Transmission Owners Agreement, a PJM Open Access Transmission Tariff and a Reliability Assurance Agreement Among Load Serving Entities in the PJM Control Area. On November 25, 1997, FERC issued an Order conditionally accepting the proposed Operating Agreement,

Open Access Transmission Tariff and Power Pool Agreements. Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC ¶ 61,257 (1997).

                                   (4)     Other

     Tri-County owns and occupies a number of office buildings and operating centers in Mansfield, Coudersport, Germania, Westfield, Mainesburg and Liberty, Pennsylvania. In addition, Tri-County owns other property, plant and equipment supporting its electric utility functions.

                         b.     Claverack

                                   (1)     General

     For the year ended December 31, 2000, Claverack sold 154,790,731 kwh of electric energy (retail only). All sales occurred exclusively in Pennsylvania. The majority of sales occurred in Pennsylvania with a small percentage of sales to New York customers who are in counties bordering the New York/Pennsylvania border. The following chart shows the small percentage of New York sales compared with the total sales of Claverack:

	Active Accounts	KWH Sales	Revenue

	(data from year ended December 31, 2001)
New York	4	159,150	13,954
Pennsylvania	18,470	163,426,885	17,291,674
Total	18,474	163,586,035	17,305,628
Amount Attributable to New York	.00022	.00097	.00081

                                   (2)     Electric Generating Facilities and Resources

     As of December 31, 2000, Claverack was one of the rural electric cooperatives referenced in the discussion above regarding Tri-County. It maintains the same ownership interest in the above generating facilities.

                                   (3)     Electric Transmission and Other Facilities

     Claverack’s indirectly owned electric transmission facilities are the same as those referenced for Tri-County above. As of December 31, 2000, Claverack’s electrical distribution system consisted of 2,543 circuit miles of 12 kV lines and 4 kV lines. As of December 31, 2000, Claverack’s electric distribution system consisted of 2,523 distribution pole line miles of overhead lines; and 20 distribution cable miles of underground electric cables. Like Tri-County, Claverack is interconnected at various points throughout its service territory with the PJM power grid through GPU Energy, Inc. Claverack’s facilities shall not change as a result of the Stock Acquisition.

                                   (4)     Other

     Claverack owns and occupies various office buildings and operating centers located in Wysox, Tunkhannock and Montrose, Pennsylvania. In addition, Claverack owns other property, plant and equipment supporting its electric utility functions.

                         c.     Citizens

                                   (1)     General

     For the year ended December 31, 2000, Citizens sold 163,896,000 kwh of electric energy (retail only). All sales occurred exclusively in Pennsylvania.

                                   (2)     Electric Generating Facilities and Resources

     As of December 31, 2000, Citizens did not own or operate any generating facilities. Its sole source of electrical capacity and energy is through a power purchase agreement with a member of PJM, Pennsylvania Power & Light Company.

                                   (3)     Electric Transmission and Other Facilities

     As of December 31, 2000, Citizens neither owned nor operated any transmission facilities. Citizens’ distribution system consists of 193 circuit miles of 12 kV lines. As of December 31, 2000, Citizens’ electric distribution system consisted of 163 distribution pole line miles of overhead lines; and 30 distribution cable miles of underground electric cables.

     As noted above, Citizens is interconnected with the PJM power grid through Pennsylvania Power & Light Company.

                                   (4)     Other

     Citizens owns and occupies an office building and operating center located in Lewisburg, Pennsylvania. Citizens owns other property, plant and equipment supporting its electric utility functions.

                         d.     Wellsboro

                                   (1)     General

     For the calendar year ended December 31, 2000, Wellsboro sold 101,582,320 kWh of electricity. All sales took place exclusively within Pennsylvania.

                                   (2)     Electric Generating Facilities and Resources

     As of December 31, 2000, Wellsboro did not own any generating assets. Its sole source of electrical energy and capacity were power purchase agreements with nonaffiliated companies.

                                   (3)     Electric Transmission and Other Facilities

     As of December 31, 2000, Wellsboro did not own any electric transmission facilities. It did own and operate approximately 525 circuit miles of 12 kV and 2.4 kV distribution lines consisting of 496 pole line miles of distribution line and 29 underground cable miles of underground cable. Wellsboro is connected to the PJM power grid through an interconnection to a PJM member, GPU Energy, Inc.

                                   (4)     Other

     Wellsboro owns and occupies an office and operating center located in Wellsboro Pennsylvania. Wellsboro owns other property, plant and equipment supporting its electric utility functions.

                         e.     Valley

                                   (1)     General

     For the calendar year ended December 31, 2000, Valley was not operational. NUI’s Valley Cities and Waverly operating divisions sold or transported 2,440,531 mcf and 292, 236 Dth of natural gas, respectively. The majority of sales occurred in Pennsylvania with a small percentage of sales to New York customers who are in counties bordering the New York/Pennsylvania border. The following chart shows the small percentage of New York sales compared with the total sales of Valley:

	Active Accounts	Units Sold (MCFs)	Revenue

	(data from year ended December 31, 2001)
New York	1,401	303,189	1,560,590
Pennsylvania	5,123	3,147,985	7,861,181
Total	6,524	3,451,174	9,421,771
Amount Attributable to New York	.215	.088	.166

                                   (2)     Natural Gas Facilities and Resources

     As of December 31, 2000, NUI’s Pennsylvania and New York operating facilities consisted of approximately 10 miles of 8-inch transmission mains and approximately 151 miles of 8-inch and smaller diameter distribution mains. Valley’s distribution system will possess one city gate station with Tennessee Gas Pipeline Company where natural gas supplies are delivered for ultimate sale to retail customers. Valley also is interconnected to one Pennsylvania well for supply purposes. Finally, although located on both sides of the borders of Pennsylvania and New York, the Valley facilities are interconnected with each other by less than one mile lengths of 8-inch and 4-inch diameter distribution mains located between Waverly, New York and Sayre, Pennsylvania.

                                   (3)     Other

     Valley will own and occupy an office and operating center located in Sayre, Pennsylvania. Valley will own other property, plant and equipment supporting its natural gas utility functions.

               3.      Nonutility Subsidiaries

                         a.     Tri-County

     As of December 31, 2001, Tri-County did not have any nonutility subsidiaries.

                         b.     Claverack

     As of December 31, 2001, Claverack had one nonutility subsidiary, Susquehanna Energy Plus, Inc. (“SEP”) which is a Pennsylvania corporation doing business as Tioga Energy. Claverack is the sole shareholder of SEP d/b/a Tigoa Energy. Tioga Energy generated revenues of approximately $11 million as of December 31, 2000. Tioga Energy engages in a number of business activities that are not subject to the jurisdiction of the Pa PUC, including the sale of lubricants, fuel oil acquisition and/or delivery to homes and business, gasoline acquisition and delivery to service stations, and the installation and maintenance of HVAC systems. Customers are predominately in Pennsylvania but there are a small number of customers in bordering counties of New York. Tioga Energy also jointly owns Tioga Propane, LLC (a Pennsylvania limited liability company) with Wellsboro. Tioga Propane sells, delivers and installs propane and propane accessories for residential and business customer in various counties in North Central Pennsylvania. Again, customers are predominately in Pennsylvania but there are a small number of customers in bordering counties of New York.

                         c.     Citizens

     As of December 31, 2001, Citizens did not have any nonutility subsidiaries.

                         d.     Wellsboro

     As of December 31, 2001, Wellsboro had one nonutility subsidiary, Tioga Propane, LLC (a Pennsylvania limited liability company). Wellsboro jointly owns Tioga Propane with Tioga

Energy. Tioga Propane sells, delivers and installs propane and propane accessories for residential and business customer in various counties in North Central Pennsylvania. Tioga Propane’s customers are predominately in Pennsylvania but there are a small number of customers in bordering counties of New York.

                         e.     Valley

     As of December 31, 2001, Valley did not have any nonutility subsidiaries.

     C.     Description of the Acquisition

               1.      Background and Negotiations Leading to the Acquisition

     Tri-County and Claverack are neighboring and contiguous rural electric cooperatives. They render electric service to approximately 35,000 customers in northcentral and northeastern Pennsylvania. They have had a variety of working relationships in the past. As a result of the transaction, this physical relationship shall not change. Tri-County and Claverack will continue to be interconnected through the PJM interconnect. Likewise, the physical operations of Citizens and Wellsboro will not change and both shall continue to be interconnected to the PJM system.

     In Pennsylvania, Valley will render service in the area that straddles both banks of the Susquehanna River in Bradford County in northcentral Pennsylvania. The Susquehanna River serves as the approximate physical boundary line separating the contiguous operating territories of Tri-County and Claverack. Thus, Valley’s operating territory overlaps a portion of Tri-County’s service territory and a portion of Claverack’s service territory.

     Upon the advent of passage of electric competition legislation in Pennsylvania in 1997, Tri-County began to explore available strategic opportunities which would enable rural electric cooperatives to prosper and enhance their operations in a competitive electric market evolution. The fruits of that strategic review resulted in the formation of C&T with Claverack, and the subsequent purchase of the stock of Citizens in 1998.

     Following the passage of natural gas competition and restructuring legislation in Pennsylvania in 1999, C&T began in early 2000 to explore additional strategic options for the creation of a complete energy platform capable of offering a full panoply of energy alternatives. It was felt that creation of a full energy delivery platform would allow C&T and its various affiliates and subsidiaries to survive in what was becoming a competitive, total energy services market. Thus, C&T began to explore available options.

     Simultaneously with the formulation of C&T’s strategic vision, NUI began to explore options for the enhancement of shareholder value in the form of concentration in its core business. As a result, NUI solicited expressions of interest in the sale of its Pennsylvania and New Jersey assets through Berenson Minella & Co. (“Berenson”), an investment banker. Berenson conducted a preliminary solicitation of interest among a group of electric, gas and combination utilities in the Northeast. Three companies expressed an preliminary interest. Subsequently, Berenson conducted a limited auction procedure whereby the interested parties reviewed financial and operational data under a confidentiality agreement. C&T was the successful bidder.

     To assist in its investigation, C&T retained the services of Management Consultant Services, Inc., an entity specializing nationally in the purchase of utility assets and systems by cooperatives. This entity provided management and financial advice to C&T.

     At the C&T March 2000 Board of Directors meeting, Robert O. Toombs, Chief Executive Officer and President of C&T, provided a review and summary of financial and other information that had been compiled by C&T’s management and engineering consultants. At that time, Mr. Toombs reported that a letter outlining an offer to purchase had been sent to NUI.

     Several meetings were held by the C&T’s Board of Directors in the Summer and Fall, 2000, to discuss ways to structure a combination of electric operations with the natural gas operations of NUI’s New York and Pennsylvania assets, within the corporate holding company structure of C&T. Tri-County had successfully completed the stock purchase, through an exempt holding company (Wilderness), of all of the common stock of a Pennsylvania investor-owned public utility, and C&T had successfully completed the stock purchase of all of the common stock of Citizens. Tri-County had successfully integrated and achieved certain economies of scale in the electric operations of Tri-County and Wellsboro as a result of the acquisition of Wellsboro’s stock by Wilderness. Further economies of scale were achieved through the subsequent acquisition of Citizens. It was believed that further operating efficiencies and economies of scale could be achieved through the acquisition of another small investor-owned public utility operating in Pennsylvania and whose market area was relatively contiguous to the Applicants’ operations, specifically Claverack and Tri-County.

     Discussions progressed further in the NUI asset proposal. This culminated in the delivery of a asset sale proposal in late Summer 2000. The parties continued to negotiate through late Summer and early Fall 2000. The Asset Sale Agreement was finalized in early October 2000.

               2.     Acquisition Agreements

     The Asset Sale Agreement provides that C&T shall purchase substantially all of the natural gas service related assets of NUI located in Pennsylvania and New York. The purchase price is $15 million subject to the customary prorations upon closing. The purchase price is subject to an additional payment of up to $3 million if C&T is able to meet certain revenue goals through a future rate increase by the Pennsylvania and New York Commissions. A copy of the Asset Sale Agreement is appended to C&T’s filing made with the Pennsylvania Public Utility Commission as Appendix E.

     It is contemplated that the current employees of the companies will stay in place upon consummation of the Transaction..

     The Stock Acquisition is subject to customary closing conditions, including all necessary governmental approvals, including the approval of the Commission.

     The price agreed upon by C&T and NUI was arrived at through a competitive bid process held by NUI’s financial advisor. C&T’s financial advisor assisted C&T in evaluating the likely financial performance of the natural gas property as a subsidiary of C&T. This evaluation involved the development of detailed financial pro forma statements including income, balance sheet and cash flow statements. A maximum bid price was developed, based upon C&T’s cost of capital and the discounted cash flow stream from the Stock Acquisition. This maximum bid price was compared to other recent successful acquisitions of natural gas properties. The comparisons were done using a number of measures: multiple of book value, acquisition price per customer, return-on-equity vs. market to book, and multiple of earnings-before-interest-taxes-depreciation-and-amortization. The price that C&T could afford to pay for this Stock Acquisition compared favorably to those paid in other recent natural gas acquisitions. Based upon an analysis of the relationship between market value and return on equity, as shown in Table 1, Valley’s market premium of equity would likely be 1.7 time book equity. In Table 1, the first column represents the ticker symbol for publicly traded companies, the second column represents the return-on-equity (“ROE”) achieved by that company and the third column represents the market price of the company stock compared to the accounting value of the equity. For Valley, this third column represents a suggested market to book ratio when comparing Valley’s return-on-equity to those of other companies. This would yield an enterprise value for Valley of approximately $16 million.

	Table 1
	ROE	M/B

Valley	5.23%	1.7
CIV	6.90%	1.22
CNG	7.00%	2.71
PNT	8.00%	2.56
NUI	10.30%	1.36
EQT	11.80%	2.42
ED	12.80%	1.13
NFG	13.80%	1.91
CG	16.60%	2.44
UGI	18.10%	1.95
PPL	29.10%	1.91
PE	32.10%	3.96

     An alternate analysis based upon a “price per customer” was conducted, as shown in Table 2. This analysis indicated that a “fair” price for the Valley assets could be as high as $20.1 million.

Table 2
	Customers	Price

	(000s)	(million $s)

Valley	6.3	$20.1
Berkshire	40	$136
Energy North	70	$202
CT Nat Gas	142	$355
S CT	160	$617
Providence E	181	$400
Yankee E	183	$679
WICOR	535	$1,270
Eastern Enterprise	800	$2,500

     C&T also considered internal return calculations to determine whether Valley would make a positive contribution to C&T’s financial performance. Earnings-before-interest-depreciation-and taxes, as well as, the prospective return-on-equity and the discounted cash flow of Valley as a subsidiary of C&T were assessed. C&T set a bid price lower than a board approved “not-to-exceed” value in their negotiations with NUI. The ultimate purchase price for the property was below this benchmark. Therefore, C&T expects that this Stock Acquisition will have a positive impact on the value of C&T as an entity and is in line with other acquisitions in the natural gas industry.

     C&T formed a new subsidiary, Valley, to own and operate the natural gas assets being acquired. C&T will own 100% of the stock of Valley. NUI will receive $15 million in cash at closing, plus a contingency payment of $3 million based upon future financial performance of the property, driven by rate cases to be filed in New York and Pennsylvania. The purchase price will be financed via a combination of $12 million in new long term debt and $3 million in equity infused by C&T’s parent companies, Claverack and Tri-County. C&T anticipates that the contingent $3 million payment will also be financed through the issuance of a combination of debt and new equity, but that mix has yet to be determined and will be based in part upon negotiations with C&T’s lenders.

     Upon closing of the Asset Transfer, Valley Energy will issue 1000 shares of stock, all of which will be held by C&T. No par value will be established. The initial value of the stock will be based on the $3,000,000 equity infusion from the parent company, C&T. Thus, the undivided share value will equal $300 per share.

     D.     Benefit Plans

     Neither C&T nor Citizens shall have any type of stock reinvestment plan for the general public. Neither C&T nor Citizens and valley shall have any type of stock incentive plan for its employees or officers.

     E.     Management and Operations of Valley Following the Mergers

     Pursuant to the aforementioned Partnership Agreement, both Tri-County and Claverack, through C&T, will each be entitled to nominate members to the Valley’s Board of Directors.

     At the consummation of the Stock Acquisition, a C&T executive will be named President and Chief Executive Officer of Valley. The Chairman and Vice Chairman of Valley will be elected from the then current pool of Directors serving on the Valley Board.

     Valley will be subject to extensive federal and state regulation governing dealings among its utility and nonutility operations. Accordingly, any management policies adopted by Valley’s Board of Directors must adhere to any procedural and substantive recordkeeping, accounting and other requirements imposed by such regulations.

     The Valley Board of Directors will honor all prior contracts, agreements, collective bargaining agreements, and commitments with current or former employees or current or former directors of Valley in accordance with the respective terms of such contracts, agreements and commitments, subject to Valley’s right to enforce them in accordance with their terms (including any reserved right to amend, modify, suspend, revoke or terminate them). Further, employee severance packages will comply with the Asset Agreement. However, no reductions in the labor force are anticipated other than through normal attrition.

     Valley will provide charitable contributions and community support within the service area of Valley at levels substantially comparable to the historic levels of charitable contribution and community support provided by the prior Board of Directors within its service area. Indeed, it is contemplated that Valley, upon consummation of the Stock Acquisition, will be able to enhance its involvement in such activities.

     It is contemplated that Valley shall maintain a corporate headquarters and principal executive offices in Sayre, Pennsylvania. Management of the system will be subject to the local control of Valleys’ officers, managers and employees.

     F.     Industry Restructuring Initiatives

     On December 3, 1996, Pennsylvania Governor Tom Ridge signed into law the Pennsylvania Electricity Generation Customer Choice and Competition Act, (the “Competition Act”). In the Competition Act, the Pennsylvania General Assembly provided for a comprehensive restructuring of the electric utility industry in the Commonwealth of Pennsylvania. The Competition Act provided for, among other things, the filing of restructuring plans by all regulated public utilities operating in Pennsylvania. The Competition Act also called for the ability of retail customers to choose their electric generation supplier beginning in, on a pilot basis, November 1997. This pilot program was offered to 5% of each electric public utility’s existing retail load. The Competition Act also provided for a phase-in to electric generation choice, which period would end on January 1, 2001.

     Under the Competition Act, all components of electric service, which consists of electric generation, transmission services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non- discriminatory basis utilizing unbundled rate components.

     Under the Competition Act, all components of electric service, which consists of electric generation, transmission services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non- discriminatory basis utilizing unbundled rate components.

     The Competition Act provides that the opportunity for recovery of such costs is contingent upon whether the electric public utilities have appropriately mitigated their level of stranded costs. The Competition Act also contains several rate caps which provide for assurances of capped rates for customers who desire not to engage in the retail electric generation market.

     All electric public utilities in Pennsylvania have filed their electric restructuring plans with the Pa PUC. The Commission has acted finally on all of those plans as of the date of the filing of this Application/Declaration.

     As a companion piece of legislation, the Pennsylvania General Assembly also enacted the Electricity Generation Choice for Customers of Electric Cooperatives Act (“Cooperative Act”). Similar to the Competition Act for Pa PUC regulated electric utilities, the Cooperative Act provides for, among other things, the complete right of electric cooperatives to compete with others in providing electric and other services in the Commonwealth. A separate system of electric retail choice was created for electric cooperatives. Rural electric cooperative customers have the right to seek alternative suppliers and rural electric cooperatives in Pennsylvania have the mandatory obligation to provide open and nondiscriminatory access to the electric cooperative’s customer base. Finally, the Cooperative Act provides for the payment of stranded costs by a cooperative’s departing customers who engage in electric retail choice.

     Subsequently, the Pennsylvania Legislature enacted the Natural Gas Choice and Competition Act of 1999 (“Gas Act”). In the Gas Act, the Pennsylvania General Assembly provided for a comprehensive restructuring of the natural gas utility industry in the Commonwealth of Pennsylvania. The Gas Act provided for, among other things, the filing of restructuring plans by all regulated natural gas public utilities operating in Pennsylvania. The Gas Act also called for the ability of retail customers to choose their natural gas supplier. The Gas Act also provided for a phase-in to natural gas choice, which period would end on January 1, 2001.

     Under the Gas Act, all components of natural gas service, which consists of production, transmission services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non-discriminatory basis utilizing unbundled rate components.

     The Gas Act provides that the opportunity for recovery of stranded costs is contingent upon whether the natural gas public utilities have appropriately mitigated their level of stranded costs. The Gas Act also contains several rate caps which provide for assurances of capped rates for customers who desire not to engage in the retail natural gas market.

     All natural gas public utilities in Pennsylvania have filed their natural gas restructuring plans with the Pa PUC. The Commission has acted finally on all of those plans, including that of NUI, as of the date of the filing of this Application/Declaration.

Item 2.      FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Stock Acquisition, are estimated as follows:

Accountants’ fees	$5,000
Legal fees and expenses	$100,000
Shareholder communication and proxy solicitation	$8,000
Exchanging, printing and engraving of stock certificates	$2,000

Consulting fees related to the Stock Acquisition	$150,000
TOTAL ESTIMATED FEES	$510,000

Item 3.      APPLICABLE STATUTORY PROVISIONS

     The following sections of the Act and the Commission’s Rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

Section of the Act	Transaction to which Section or Rule is or May Be Applicable

3(a)(1)	Continuation of C&T as an exempt public utility holding company; continuation of Claverack as an exempt public utility holding company; continuation of Tri-County and Wilderness as exempt holding companies.

3(a)(2)	Continuation of Tri-County and Claverack as exempt public utility holding companies.
9(a)(2)	Acquisition by C&T, Tri-County and Claverack of common stock of Valley.

     To the extent that other sections of the Act or the Commission’s Rules thereunder are deemed applicable to the Stock Acquisition, such sections and rules should be considered to be set forth in this Item III.

     A.          Legal Analysis

     Section 9(a)(2) makes it unlawful, without prior approval of the Commission under Section 10, “for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate. . .of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate.” Under the definitions set forth in Section 2(a)(11)(A), an “affiliate” of a specified company means “any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company,” and “any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company.”

     Valley is a public utility company as defined in Section 2(a)(5) of the Act. Because C&T directly, and Tri-County and Claverack indirectly, will acquire more than 5% of the voting securities of Valley as a result of the Stock Acquisition, both will become affiliates as defined in Section 2(a)(11)(A) of the Act. As a result of the Stock Acquisition, and because Tri-County has a subsidiary holding company (Wilderness) which owns the stock of a public utility (Wellsboro), C&T, Tri-County and Claverack must seek and receive approval of the Commission for the Stock Acquisition under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As set forth more fully below, the Stock Acquisition complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

     –     The consideration to be paid for the acquisition of the assets and the subsequent Stock Acquisition is fair and reasonable;

     –     The Stock Acquisition will not create detrimental interlocking relations or concentration of control;

     –     The Stock Acquisition will not result in an unduly complicated capital structure for the C&T system;

     –     The Stock Acquisition is in the public interest and the interest of investors and consumers;

     –     The Stock Acquisition is consistent with Sections 8 and not detrimental to the carrying out the provisions of Section 11 of the Act;

     –     The Stock Acquisition tends toward the economical and efficient development of an integrated electric public utility system and a permitted additional gas public utility system; and

     –     The Stock Acquisition will comply with all applicable state laws.

     Furthermore, the Stock Acquisition provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management, (the “Division”), in the report issued by the Division in June 1995 entitled “THE REGULATION OF PUBLIC HOLDING COMPANIES” (the “1995 Report”). The Stock Acquisition and requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission and are consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report. A number of direct recommendations contained in the 1995 Report, however, serve to strengthen the Applicants’ analysis and support certain requests that would facilitate the creation of a new holding company better able to compete in the rapidly evolving electric utility industry. The Division’s overall recommendation that the Commission “act administratively to modernize and simplify holding company regulations. . . and minimize the regulatory overlap, while protecting the interests of consumers and investors” should be used in reviewing this Application/Declaration since, as demonstrated below, the Stock Acquisition will benefit both consumers and shareholders of C&T and the state regulatory authority with jurisdiction over the Stock Acquisition will have approved the Stock Acquisition as in the public interest. DIVISION OF INVESTMENT MANAGEMENT, SECURITIES AND EXCHANGE COMMISSION, THE REGULATION OF

PUBLIC-UTILITY HOLDING COMPANIES, at 2-3 (June, 1995). In addition, as discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to financing transactions, utility ownership, and diversification are applicable to the Stock Acquisition.

     For example, the 1995 Report recommends that the Commission should apply a more flexible interpretation of the integration requirements of the Act. It states that interconnection through power pools, reliability councils and wheeling arrangements and natural gas marketers and brokers can satisfy the physical interconnection requirement of Section 2(a)(29); the geographical requirements of Section 2(a)(29) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission’s analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the “A-B-C” clauses and permit combination systems where the affected state agrees and the Commission should watchfully defer to the work of other regulators. 1995 Report at 71-77. The Commission has recognized the need to apply the standards of Section 10, and by reference, Section 11(b), in light of the changing realities of the utility industry. There now exists a national policy to promote efficient and competitive energy markets. Participation in energy marketing ventures has been viewed as promoting greater competition. This creation and nurturing of competition extends to both retail and wholesale markets. Eastern Utilities Associates, Pub. Util. Holding Co. Act Rel. No. 26519, 1996 SEC LEXIS 1396 (May 23, 1996).

     The Act directs the Commission to consider the “state of the art” in determining whether the requirements of the Act are satisfied. See definition of “integrated-public utility system” in Section 2(a)(29). The Commission has long recognized that as the industry changes-by means of technological developments and by reason of new laws and regulations, the Commission faces the task of applying the requirements of the Act in light of these changing conditions. Such changes since 1935 have made it possible for ever larger and geographically more diverse companies to satisfy the standards of the Act. Systems that would have been unlikely to receive approval in the past have proven to be not only permitted but in fact made necessary by the evolving state of the art. American Electric Power Company, Inc., Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299 (July 21, 1978). Neither the Act nor what it means have changed, but the means by which utilities can comply with the Act have changed. This case is just such an example as small utilities attempt to survive in a competitive environment through strategic alternatives.

     In recent years, the Commission has emphasized that the Act “creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with the changing economic and regulatory climates.” Union Electric Co., Pub. Util. Holding Co. Act Rel. No. 18368, 45 S.E.C. 489, n.52 (Apr. 10, 1974); Consolidated Natural Gas Company, Pub. Util. Holding Co. Act Rel. No. 26512, 52 S.E.C. 769 (Apr. 30, 1996); Eastern Utilities Associates, Pub. Util. Holding Co. Act Rel. No. 26232, 1995 SEC LEXIS 395 (Feb. 15, 1995).

     In recent decisions the Commission has cited U.S. Supreme Court and Circuit Court of Appeals decisions that recognize that an agency is not required to establish rules of conduct that last forever, but must adapt its polices to the demands of changing circumstances. Consequently, the Commission has attempted to respond flexibly to the legislative, regulatory and technological changes that transform the structure and shape of the utility industry.

     The current state of the art is characterized by the development of competitive wholesale electric supply and natural gas markets resulting from changes in Federal law and regulations and the adoption by states of utility restructuring laws leading to retail customer choice and other changes. In Pennsylvania, the Legislature has enacted public utility restructuring legislation. Pursuant to this legislation, retail customers have a choice in determining who will supply their electrical power and their natural gas supplies. Customer choice, the elimination of the traditional monopoly over the generation aspects of electricity and the supply of natural gas, fundamentally changes the nature of regulation. In this case, both New York and Pennsylvania have implemented policies seeking to provide consumers the benefits of competition.

     To summarize the current state of the art, the ongoing corporate restructuring of the United Sates utility industry reflects the effects of emerging FERC policy on market based pricing for both natural gas supplies and electrical generation supplies. It also the product of many recent state laws mandating competitive resource procurement, retail electric and natural gas competition. Layered upon these changes are both rapid developments in technology and the emergence and growth of power marketing and energy trading industry, both of which facilitate an efficient and competitive-based market based cost coupled with an ever expanding natural gas retail markets. The cumulative effect of these regulatory, technological and economic changes has dramatically altered the “state of the art” that Congress directed the Commission to consider more than sixty years ago. The Commission must respond realistically to the changes in the utility industry and interpret flexibly each piece of the integration equation. The Commission’s staff in its 1995 Report advised the Commission that open access under FERC Order No. 636, wholesale wheeling under the Energy Policy Act of 1992 and the development of an increasingly competitive and interconnected wholesale power market have expanded the means for achieving the interconnection and the economic operation and coordination of utilities with non-contiguous service territories are even more developed now than in 1995.

     The Act was intended, among other things, to prevent the evils that arise “when [the] growth and extension of holding companies bears no relation to [the] economy of management and operation or integration and coordination of related operating properties.” 15 U.S.C. 79a(b)(4). This case shall be an example of growth that promotes economies and coordination of small, related operating properties within a single region in a manner consistent not only under the policies of the Act, but also with the policies of FERC and State regulatory initiatives. Under the Act, the ultimate determination has always been whether, on the facts of a given matter, the proposed transaction will lead to the occurrence of the evils the Act was intended to address. The following analysis will examine each of the requirements of the Act and show that the stock transaction will satisfy all applicable provisions of the Act, will not result in the recurrence of the evils that the Act is directed and, therefore, should be approved by the Commission.

     Following the Stock Acquisition, C&T believes, for the reasons explained below, that it will qualify for the intrastate exemption under Section 3(a)(1) of the Act and that Claverack and Tri-County shall qualify under Section 3(a)(2) of the Act, and requests an order granting such exemptions. Under this Section, the Commission must exempt, by rule or order, any holding company if that holding company, and each material public utility subsidiary company from which the holding company derives any material part of its income, are predominately intrastate in character, and carry on their business in the state in which they are organized, unless and except insofar as the Commission finds the exemption detrimental to the public interest or the interest of investors or consumers.

               1.     Section 10(b)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless;

     (1)  Such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind and to an extent detrimental to the public interests or the interests of investors or consumers;

     (2)  In the case of acquisition of securities or assets, the consideration, including all fees, commissions, or other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not unreasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3)  Such acquisition will not unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

                         a.     Section 10(b)(1)

                                   (1)     Interlocking Relations

     By its nature, any acquisition results in new links between theretofore unrelated companies. These links, however, are not the types of interlocking relationships targeted by Congress in Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. Congress sought to prevent interlocking directorships among competitors engaged in interstate commerce and was primarily targeted at preventing restrictions that prohibit free and open competition. North American Light and Power Company, et. al., Pub. Util. Holding Co. Act Rel. No. 6153, 1945 SEC LEXIS 863 (Oct. 25, 1945).

     The Stock Acquisition will not result in detrimental interlocking relations. The Stock Acquisition provides for a Board of Directors for Valley to be composed of members drawn from the Boards of Tri-County and Claverack and independent, outside directors. Specifically, it is contemplated that Mr. Gerald Kite and Mr. Jay Haldeman, currently both members of the Tri-County Board of Directors, will join the Valley Board of Directors. Additionally, Mr. Steven Sliwinski and Mr. James Zick, currently both members of the Claverack Board of Directors will also join the Valley Board of Directors. This is necessary to integrate Valley fully into the C&T system and therefore will be in the public interests and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus are not prohibited by Section 10(b)(1). The Stock Acquisition does not contemplate creating relationships with other far-flung public utilities engaged in interstate commerce or with competitors of each constituent company. The Stock Acquisition shall not inhibit competition as there shall be control exercised only over three small investor-owned public utilities operating in a limited portion of Pennsylvania and an even more limited portion of New York.

                                   (2)     Concentration of Control

     Section 10(b)(1) is intended to avoid “an excess of concentration in business,” while preserving “opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations” afforded by the coordination of local utilities into an integrated system. American Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299, 1309 (July 21, 1978). This section of the Act is designed to prevent huge, complex and irrational holding company systems. American Power, supra. When applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create “the type of structures and combinations at which the Act was specifically directed.” Vermont Yankee Nuclear Corporation, Pub. Util. Holding Co. Act Rel. No. 15958, 43 S.E.C. 693, 700 (Feb. 6, 1968). As discussed below, the Stock Acquisition will not create a “huge, complex, and irrational holding company system” but rather will provide the opportunity for Valley to achieve economies of scale and efficiencies which are expected to benefit investors and customers. See American Electric Power, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299, 1307 (July 21, 1978).

     Size: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations. See AEP, supra. The Commission in AEP noted that although the drafters of the Act were concerned with bigness as evil, they were aware that combinations of isolated local utilities into an integrated system afforded opportunities for economies of scale, elimination of duplicative facilities and activities, the sharing of production capacity and generally more efficient operations. If approved, the C&T system will now serve approximately 6,300 electric customers solely within the Commonwealth of Pennsylvania, and approximately 5,000 natural gas customers in Pennsylvania and another approximate 1,300 natural gas customers New York. Even when combined with the other electric customers served by Tri-County, Claverack, Wellsboro, and Citizens, the total number of electric consumers will not exceed 50,000 customers over a geographic territory encompassing 6,625 square miles or almost 9% of the Commonwealth of Pennsylvania and 6,300 natural gas customers in a 144 square mile area predominately located in northcentral Pennsylvania. On a pro forma basis, for the year ended December 31, 2000, the combined assets of Claverack, Tri-County, Wellsboro, Citizens’ and Valley would be approximately $128.3 million; the combined operating revenues of Tri-County, Claverack, Citizens, Wellsboro, and Valley would be approximately $59.2 million. Neither Wellsboro, Citizens, Tri-County nor Claverack will own any generating capacity or generating facilities. In sum, Valley will be a small company even when combined with the assets the aforementioned affiliates. C&T clearly will not exceed the economies of scale that can be achieved from modern electric generation and transmission technologies on the one hand and modern gas transportation technologies on the other hand.

     By comparison, the Commission has approved a number of acquisitions involving significantly larger operating utilities. See, e.g., Cinergy Corporation, Pub. Util. Holding Co.

     Act Rel. No. 26146, 57 S.E.C. 2353 (Oct. 21, 1994) (combination company whose combined assets at time of acquisition was approximately $7.9 billion); Entergy Corporation, Pub. Util. Holding Co. Act Rel. No. 25952, 51 S.E.C. 869 (Dec. 17, 1993) (combined company whose assets at time of acquisition were in excess of $21 billion); Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427 (Dec. 21, 1990) (company whose combined assets at time of acquisition was approximately $9 billion); Centerior Energy Corporation, Pub. Util. Holding Co. Act Rel. No. 24073, 49 S.E.C. 472 (Apr. 29, 1986) (company whose combined assets at time of acquisition was approximately $9.1 billion); Conectiv, Inc., Pub. Util. Holding Co. Act Rel. No. 26832, 1998 SEC LEXIS 326 (Feb. 25, 1998) (company whose combined assets at time of acquisition was $5.65 billion).

     C&T will be an extremely small-sized exempt holding company and its operations would not exceed the economies of scale of current electric generation and transmission technology or natural gas transportation technology or provide undue power or control to Citizens or Valley and in the region in which they will provide service. Indeed, the neighboring utility to Citizens, Pennsylvania Power & Light Company, serves approximately 1.1 million customers in Pennsylvania. Citizens 6,300 customers, even when combined with Wellsboro’s 5,500 customers, represent only 0.19% of the Commonwealth of Pennsylvania’s approximately 6 million electric customers. Valley’s 6,300 natural gas customers represent only 0.25% of Pennsylvania’s approximate 2.5 million natural gas customers. Valley will provide gas and distribution services to predominately small commercial and residential customers (as well as industrials) subject to regulation by the Pa PUC and the NYPSC. All Pa PUC regulated customers may now purchase gas from alternative suppliers and use Valley’s distribution system to transport the gas purchased in the competitive market. Valley will not engage in the sale of natural gas at resale. Valley’s share of natural gas at retail is insignificant compared to systems in the region such as Columbia Gas System, Inc., Consolidated Natural Gas Company and UGI Utilities, Inc.

     Efficiencies and Economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., Pub. Util. Holding Co. Act Rel. No. 24073, 49 S.E.C. 472, 475 (Apr. 29, 1986), the Commission stated flatly that “[a] determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all of the circumstances, not on the basis of size alone.” In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the merger or acquisition creates an entity subject to effective state regulatory control and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.

     Thus while Congress was concerned with the evils and pitfalls of “bigness,” it was also aware that the combination of isolated local utilities into an integrated system provided opportunities for economies of scale, the elimination of duplicative facilities and activities, the ability to share resources and supplies, all in an effort to implement generally more efficient operations. American Electric, supra.

     By virtue of the Stock Acquisition, C&T will be in a position to realize the opportunities for achieving economies of scale, eliminating duplicate facilities and activities, sharing of production capacity and reserves, and generally more efficient operations as more fully described by the Commission in America Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299 (July 21, 1978). Among other things, the Stock Acquisition is expected to permit Citizens, Wellsboro and Valley to yield significant capital expenditure savings through labor cost savings, facilities consolidations, corporate and administrative programs, non-fuel purchasing economies, combined fuel supply and power purchases, access to a more open and efficient market for capital outlays and the ability to combine certain administrative functions such as billing and metering. These expected economies and efficiencies from the combined utility operations are described in greater detail below and are projected to result in net savings of more than $500,000 on an annual basis.

     Competitive Effects: Section 10(b)(1) also requires the Commission to consider the possible anticompetitive effects of an acquisition. Entergy, supra. In Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427, 445 (Dec. 21, 1990), the Commission stated that the “antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers.” In this case, there is no basis for the Commission to conclude that the Stock Acquisition is likely to have anti-competitive consequences. On the contrary, customers in Pennsylvania and New York will benefit from the Stock Acquisition.

     In prior cases, the Commission has “watchfully deferred” to market power determinations made by the federal antitrust agencies, state commissions and FERC. See, e.g., Sempra Energy, Pub. Util. Holding Co. Act Rel. No. 26890, 1998 SEC LEXIS 1310 (June 26, 1998) (citing City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358, 363 (upholding the “watchful deference” policy)). The Commission has previously applied its watchful deference policy when reviewing mergers that were subject to review by the federal antitrust agencies, but not FERC or state commissions. See TUC Holding Co., et al., Pub. Util. Holding Co. Act Rel. No. 26749, 53 S.E.C. 101 (Aug. 1, 1997). The Commission should follow the watchful deference policy in this case.

     The DOJ and FTC are not reviewing this Stock Acquisition pursuant to the Hart-Scott- Rodino Act because the value of the Stock Acquisition falls below the $50 million threshold for such review. While DOJ and FTC are not reviewing the Stock Acquisition, the Transaction is being reviewed by FERC and three state commissions, i.e., the Pa PUC, the NYPSC, and the New Jersey Board of Public Utilities.

     FERC will review this Transaction through a Natural Gas Act Section 7(f) determination.

     The Pa PUC is also required, pursuant to its electric and natural gas restructuring legislation noted earlier, to monitor competitive conditions in the supply and distribution of electricity and natural gas to retail customers. 66 Pa. C.S. Section 2811(a). In addition, the Pa PUC is required to take steps to prevent anticompetitive or discriminatory conduct and the unlawful exercise of market power by any electric supplier or natural gas supplier. Id. Under this legal authority, the Pa PUC, upon complaint or upon its own motion for good cause shown, must conduct an investigation of the impact of various transactions on the proper functioning of a fully competitive retail electricity and natural gas markets, including the effect of mergers, consolidations, acquisition or disposition of assets or securities of electricity suppliers and local distribution companies, transmission congestion and anticompetitive or discriminatory conduct affecting the retail distribution of electricity and natural gas. 66 Pa. C.S. Section 2811(b). In addition, the Pennsylvania Public Code requires the Pa PUC, in the exercise of its authority that it otherwise would have to approve the acquisition of securities and/or assets of other public utilities, to consider whether the proposed acquisition is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail electricity and natural gas customers in the Commonwealth from obtaining the benefits of a properly functioning and a workable competitive retail electricity and natural gas markets. Finally, the Pa PUC has broad authority to condition the grant of a certificate of public convenience approving Transaction, including the right to correct potential anticompetitive effects. Valley’s rates will be subject to the provisions of Gas Act. The Pa PUC possesses full authority to regulate those retail rates.

     Likewise the NYPSC retains full authority to regulate the New York portion of the Valley system. Thus, Valley shall not possess any market power to extract monopoly rents from its ratepayers. It does not possess market power in the production market because it does not own any significant natural gas production assets. In sum, the four holding company systems which are the subject of this proceeding do not possess market power.

     Under the current statutory structure in Pennsylvania, the four utilities will be subject to intense competition for their native load customers. A similar effect will occur in New York where the New York portion of Valley will subject to intense competition for native load from alternative suppliers of natural gas. Because of their small size and unique characteristics, a loss of even a small proportion of their customer load will have significant ramifications upon their revenue streams. All the more reason that size will be critical to survival in a competitive retail electricity and natural gas markets.

     Thus, it is clear that there is effective regulatory control over the proposed Transaction of Valley’s stock by C&T. The Pa PUC and the NYPSC will resolve the issue of market power, if any is found. C&T believes, however, based on the evidence provided above, that its market power in north central Pennsylvania and south central upstate New York is nonexistent and thus the Pa PUC and the NYPSC will make the appropriate finding that this Transaction will have no impact on a competitive market in Valley’s service territory.

     Significantly, the Transaction has been approved by FERC, the Pa PUC, the NYPSC and the New Jersey Board of Public Utilities. In none of the proceedings before those commissions did the commission’s staff or other parties raise significant objections based on the assertion that the Transaction would harm competition. On the contrary, the commissions each found that the Transaction would be in the public interest. See Exhibit Nos. D-5, D-6, D-7 and D-8.

     For the reasons noted above, the Stock Acquisition will not tend towards interlocking relations or the concentration of control of public utility customers of a kind or to the extent detrimental to the public interests or the interests of investors or customers within the meaning of Section 10(b)(1).

                              b.     Section 10(b)(2) — Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by C&T to NUI in connection with the Stock Acquisition is reasonable and whether it bears a fair relation to investment in the earning capacity of the utility assets underlying the securities being acquired. For the reasons given below, there is no basis in this case for the Commission to make a negative finding concerning the consideration being offered in this Stock Acquisition. The Commission has stated in the past that Section 10(b)(2) does not demand a mathematical equivalence of values for the terms of the exchange. Rather a voluntary exchange requires some advantages, typically a premium, in order to induce acceptance of an offer. Entergy Corporation, Pub. Util. Holding Co. Act Rel. No. 25952, 51 S.E.C. 869 (Dec. 17, 1993). In its determination as to whether or not the consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as a arm’s-length negotiations and whether the respective Boards of Directors has approved the transaction. Consolidated Natural Gas Co., Pub. Util. Holding Co. Act Rel. No. 25040, 1990 SEC LEXIS 269 (Feb. 14, 1990). The Commission also considers the opinions of investment bankers. Specifically, the Commission has previously recognized that when the agreed consideration for an acquisition is the result of arms’ length negotiations between the managements of the companies involved, supported by opinions of financial advisors, there is persuasive evidence that the requirements of Sections 10(b)(2) have been satisfied. See Entergy Corporation, et al., 51 SEC 869 at 879 (Dec. 17, 1993); The Southern Company, et al., Pub. Util. Holding Co. Act Rel. No. 24579, 1998 SEC LEXIS 311, *8 (Feb. 12, 1988).

     The $15 million purchase price was the product of extensive and vigorous arms-length negotiations between the management, financial and legal advisors of C&T and NUI. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. Finally, the terms of the agreement were subject to approval by both companies’ Boards of Directors.

     A nationally recognized management consulting firm specializing in advising rural cooperatives who seek to purchase utility system assets provided extensive managerial and financial advice. On behalf of C&T, this firm reviewed extensive information concerning the companies and analyzed ratios employing a variety of valuation methodologies. The financial advisor examined various factors, including Earnings Before Interest, Taxes and Depreciation Analysis (“EBITDA”), book value, Return on Equity and cost per customer. Using a well establish valuation methodology of comparing a company’s return on equity to the ratio of their market price to the book value of their equity, C&T compared the pro forma financial performance of Valley to other gas utilities and arrived a an enterprise value of $16 million. Using another methodology, which values gas properties on a per customer basis, using relevant recent acquisitions of other gas utilities, C&T arrived at an enterprise value of $20 million. Both of these values were less that the price that C&T agreed to pay for the Valley assets. Finally C&T investigated whether the Valley acquisition would meet its internal financial performance criteria and at the $15 million purchase price, it compared favorably to the two previous electric acquisition. All of these comparisons were made prior to a consideration of the effects of new operating efficiencies. C&T also employed the financial advisor to provide information concerning a fair and equitable price. Such financial advisors have opined that the $15 million purchase price to be paid, from a financial point of view, is fair.

     In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Stock Acquisition, C&T believes that the $15 million purchase price to be paid falls within the range of reasonableness and that the consideration for the Stock Acquisition bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of Valley.

                              c.     Section 10(b)(2) — Reasonableness of Fees

     C&T believes that the overall fees, commissions, and expenses incurred and to be incurred in connection with the Stock Acquisition are reasonable and fair in light of the size and complexity of the Stock Acquisition relevant to the transaction and the anticipated benefits of the Stock Acquisition to the public investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     As set forth in Item II of this Application/Declaration, C&T anticipates it will incur a total of approximately $510,000 in fees, commissions and expenses in connection with the merger. This number pales in light of the recent mergers and other acquisitions approved by the Commission. In addition, the total amount for overall fees, commissions and expenses represents only 3.4% of the total offer price proposed by C&T.

                              d.     Section 10(b)(3) — Capital Structure

     Section 10(b)(3) requires the Commission to determine whether the acquisition will unduly complicate C&T’s capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of C&T’s system.

     The capital structure of C&T will not be unduly complicated nor will it be detrimental to the public interest, the interests of investors or consumers or the proper functioning of C&T’s system. As described in Item I.A.2., C&T will have only one class of common stock. It shall not have any preferred stock issued to the general public. At the time of formation, C&T shall not have any debt. As a result, C&T’s capital structure will simply consist of the common stock.

     C&T will hold as its sole assets, all of the stock of Citizens and all of the outstanding stock of Valley.

     This Stock Acquisition shall not have any impact upon the capital structure of Wilderness. That capital structure shall stay in its current status. Wilderness shall have only one class of common stock and no classes of preferred stock.

     While a historical summary of the capital structure does not exist, set forth below are summaries of the capital structures (excluding short-term debt) of C&T and Valley as of December 31, 2001 and the pro forma consolidated capital structure of C&T as of the same date:

C&T Enterprises, Inc. Consolidated Capital Structures
(000s Omitted)

	C&T	Valley

Common stock equity	$2,900	$3,000
Preferred stock equity	$0	$0
Long-Term Debt	$8,681	$15,000

Total	$11,581	$18,000

(C&T includes Citizens and is for the period ending December 31, 2001.)

C&T Enterprises, Inc. Pro Forma Consolidated Capital Structures
(000s Omitted) (unaudited)

Common stock equity	$5,900	20%
Preferred stock equity	$0	0%
Long-Term Debt	$23,681	80%

Total	$29,581	100%

     C&T’s pro forma consolidated common equity to total capitalization ratio of 20% as of December 31, 2001, is somewhat lower than the “traditionally acceptable 30% level.” See Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427, n.47 (Dec. 21, 1990). However, this depiction is not a true measure of the Applicants’ financial strength. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30% level. See, e.g., id. (authorizing equity capitalization level of 27.6%); Eastern Utils. Assocs., Pub. Util. Holding Co. Act Rel. No. 24879, 49 S.E.C. 1131 (May 5, 1989) (equity capitalization level of 28.9%).

     The Act’s concern with complicated capital structures focuses on the use of an inordinate number of different securities having different preferences, dividends, voting rights and other special characteristics and the resulting difficulty in understanding the factors determining the performance of a security and voting control of the issuer. Section 1(b)(1) identifies utilities’ securities being “issued upon the basis of fictitious or unsound asset values having no fair relation to the sums invested in or the earning capacity of the properties and upon the basis of paper profits from inter- company transactions, or in anticipation of excessive revenues from subsidiary public utility companies” as abusive. Section 1(b)(3) of the Act highlights problems resulting “when control of [utility holding company] companies is exerted through disproportionately small investment” (i.e., pyramiding).

     The primary objective of Section 10(b)(3) and Section 11(b)(2) is to prevent an unfair allocation of actual voting power in utility holding companies through an unduly complicated capital structure. Indeed, earlier decisions of the Commission interpreting the standards of Section 10(b)(3) and Section 11(b)(2) focus primarily on publicly-held minority stock interests.

     Section 10(b)(3) and Section 11(b)(2) were designed to eliminate the abuse of holding company structures that predated the adoption of the 1935 Act. These provisions were needed at that time given the immature nature of other federal securities or law protections available to investors. In the 1995 Report, the Staff extensively discussed the greater access to information and advances in accounting and recordkeeping requirements that have developed since the adoption of the Securities Act of 1933 and the Securities Exchange Act of 1934. Given these advances, there is no concern that the issuance of the stock will unduly complicate C&T’s capital structure.

     It is anticipated that the regulatory environment in which Citizens, Wellsboro and Valley will be conducting their respective utility operations following the Stock Acquisition, will help to ensure that dealings between these regulated electric and natural gas utility businesses and C&T as well as Wilderness, and will be appropriate under the foregoing standard. The Pennsylvania Public Utility Code and the New York Public Service Law both provide for regulatory oversight of certain intercompany transactions and other fiduciary matters that may relate to the stock. Citizens and Wellsboro will be directly subject to comprehensive regulation by the Pa PUC and Valley will subject to the Pa PUC and the NYPSC as to retail rates, terms and conditions of service, accounting practices and audits, purchases and dispositions of utility property, the issuance and assumption of securities, the acquisitions of other utility and nonutility companies, interaffiliates transactions, certain additions and extensions of facilities and in certain other respects.

     The only voting securities of C&T which will be publicly held after the transaction will be the common stock of Citizens and Valley. C&T will have the ability to issue preferred stock but at this time that action is not anticipated.

     Thus, the impact of the Stock Acquisition on C&T’s financial position (including capitalization) and its results on operations is not material. It is expected that the Stock Acquisition will benefit the interests of the public, consumers, and investors, and will not lead to a capital structure that impairs the proper functioning of a holding company system or allows for abuses.

     As set forth more fully in Item 3.A.2.(b)(i) (efficiencies and economics), Item 3.A.2.(b)(ii) (integrated public utility system) and elsewhere in this Application/ Declaration, the Stock Acquisition is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the C&T, Wilderness, Tri-County and Claverack utility systems. The Stock Acquisition will therefore be in the public interests and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

                    2.     Section 10(c)

     Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

                    (1) An acquisition of securities or utility assets, or of any other interests, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11, (applicable only to registered holding companies) or

                    (2) The acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interests by tending towards the economic and the efficient development of an integrated public utility system.

                              a.     Section 10(c)(1)

     Section 10(c)(1) requires that an acquisition be lawful under Section 8 and not detrimental to the carrying out of the provisions of Section 11 of the Act. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and electric utility serving substantially the same area if state law prohibits it. Upon the consummation of the Stock Acquisition, C&T shall be operating a dual utility system, however, each operating utility renders service in non-contiguous service territories. Section 8, however, is only applicable to registered holding companies and thus is inapplicable to this transaction. In any event, the Stock Acquisition shall be consummated only upon approval received from the various regulatory agencies exercising jurisdiction over the matter. Further, Wilderness, Tri-County and Claverack will not be operating dual utility systems. Additional assurances are expected to be provided in connection with C&T’s and Valley’s applications for approval of the asset purchase and subsequent certification of Valley as an operating public utility in New York and Pennsylvania. For example, the Pa PUC must find that the transaction does not result in anticompetitive or discriminatory conduct or the unlawful exercise of market power. A favorable finding by the Pa PUC will provide the Commission additional assurances that the requirements of Section 8 of the Act have been met.

     Section 11(b)(1) requires a registered holding company, with limited exceptions, to limit its operations to a single integrated public utility system described above. This Section of the Act permits the acquisition and retention of more that one integrated system only if the requirements of Section 11(b)(1)(A)-(C) are satisfied. Section 10(c)(1), however, does not require that new acquisitions comply to the letter with Section 11. Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999). The Commission interprets the Act and its integration standards in light of changed and changing circumstances. Sempra Energy, Pub. Util. Holding Co. Act Rel. No. 26971, 53 S.E.C. 1242 (Feb. 1, 1999) (interpreting the integration standards of the Act in light of the developments in the natural gas industry).

     The Commission has consistently recognized that compliance with the standards of Section 11 is not required where the holding company is exempt under Section 3. See Gaz Metropolitan, Inc., Exchange Act Rel. No. 26170, 52 S.E.C. 56 (Nov. 23, 1994). In applying Section 10(c)(1) to an exempt holding company, the Commission focuses upon whether the acquisition would be detrimental to the core concerns of Section 11, namely the protection for the public interest and the interests of investors and consumers. WPL Holdings, Pub. Util. Holding Co. Act Rel. No. 24590, 49 S.E.C. 761 (Feb. 26, 1998), aff’d. in part and rev’d in part sub nom., Wisconsin Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989) (authorizing combination electric and gas exempt holding company); Dominion Resources Inc., Pub. Util. Holding Co. Act Rel. No. 24618, 1988 SEC LEXIS 692 (Apr. 5, 1988) (noting that the “only question” regarding acquisition of additional gas system is impact upon public interest and investors and consumers, and emphasizing that Section 10(c )(1) would bring Section 11(b)(1) into consideration only if Dominion Resources were not entitled to an exemption); WPS Resources Corp., Pub. Util. Holding Co. Act Rel. No. 26922, 1998 SEC LEXIS 2097 (Sept. 28, 1998); BL Holding Corp., Pub. Util. Holding Co. Act Rel. No. 26875, 1998 SEC LEXIS 970 (May 15, 1998).

     The Commission has also emphasized that an exempt holding company can acquire utility assets that would not, with the acquiring company’s existing utility assets, comply fully with the requirements of Section 11(b)(1), provided there is “de facto integration” of contiguous utility properties and the holding company is exempt from registration under Section 3(a) of the Act following the acquisition. TUC Holding Co., Pub. Util. Holding Co. Act Rel. No. 26749, 53 S.E.C. 101 (Aug. 1, 1997); Sempra Energy, Pub. Util. Holding Co. Act Rel. No. 26890, 1998 SEC LEXIS 1310 (June 26, 1998); PP&L Resources, Inc., Pub. Util. Holding Co. Act Rel. No. 26905, 1998 SEC LEXIS 1716 (Aug. 12, 1998).

     The Stock Acquisition is fully consistent with the standards of Section 10(c)(1) of the Act as applied to exempt holding companies. The Stock Acquisition fully complies with the “de-facto integration” requirement standard set forth above even though Valley and Citizens will remain separate integrated systems. Citizens was found to be a part of an integrated electric utility system in the Commission’s order approving the acquisition of Citizens’ stock and will remain an integrated electric utility system confined to the Lewisburg area of Pennsylvania. Valley will remain an integrated, single gas public utility confined to Bradford County, Pennsylvania and a small portion of Tioga and Chemung Counties, New York. The Stock Acquisition will combine the electric assets of Citizens with the gas assets of Valley under the C&T umbrella. The utility service territories of C&T’s parents, the indirect holding companies Claverack and Tri-County, overlap completely the service territory of Valley. The Stock Acquisition will combine an electric and gas system producing a combined enterprise that will better serve the needs of its customers and the interests of its investors by offering efficient energy supply and delivery service in a competitive markets. As discussed below, the systems of Citizens and Valley will be coordinated with respect to a number of operational, administrative and support functions. Moreover, as noted above, the Stock Acquisition will produce a combined entity that will be able to compete more efficiently and effectively in providing energy service to customers. The Stock Acquisition shall not impede the ability of the Pa PUC or the NYPSC to effectively regulate the respective state utility activities of either Citizens or Valley. Thus, the Commission should find that the Stock Acquisition will not be detrimental to the interest of Section 11, and thereby satisfies the requirements of Section 10(c)(1).

                              b.     Section 10(c)(2)

     The Stock Acquisition will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act. Under Section 10(c)(2), the Commission must affirmatively find that the Stock Acquisition “will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . ..”

     An “integrated public-utility system” is defined in Section 2(a)(29) of the Act, to mean:

As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: PROVIDED, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

15 U.S.C. § 79b(29)(B).

     The gas utility operations of NUI’s Pennsylvania and New York assets, when incorporated into C&T’s Valley, will constitute an integrated gas-utility system within the meaning of Section 2(a)(29)(B) of the Act. In terms of the area covered, number of customers served, and gross revenues, Valley’s integrated gas utility system will be its secondary system, and its electric utility system (which will not be affected by the Transaction) will be its primary system.

                                        (1)     Single Area of Region

     The retail gas service areas of NUI’s Pennsylvania and New York assets is a contiguous system. While it crosses a state boundary, the area is a single economic entity and there is one city gate interconnection with the interstate pipeline system that feeds the entire distribution system.

     Valley will derive approximately two-thirds of its total gas requirements from on-shore and off-shore Texas and Louisiana supply basins, and has contracted for 100% of its year-round “firm” transportation capacity and of its winter season “firm” transportation capacity requirements on the Tennessee Gas Pipeline system. Approximately 36% of Waverly’s/Valley Cities’ gas was of Canadian origin, through a contract with Mirant Canada Gas Marketing, Ltd. which expires on October 31, 2002.

     C&T expects that Valley will continue to derive significant percentages of its total gas requirements for the foreseeable future from the same on-shore and off-shore Texas and Louisiana basins from which they now purchase gas.

     Upon completion of construction of various proposed pipelines and/or pipeline expansions from the Chicago area to the eastern U.S. markets, Valley will have improved access to gas supplies from the Western Canada Sedimentary Basin, as well as direct access to all gas entering the Chicago market center, including supplies to which NUI’s currently has limited access (e.g., supplies from the Mid-Continent, Rocky Mountain, Permian and San Juan Basins, which, in the aggregate, account for about 8% of Valley’s gas supplies). Thus, it is likely that, over time, Valley’s dependence upon a single supply sources will decline. Significantly, industry studies indicate that the importation of low-cost gas produced in the Western Canada Sedimentary Basin is reshaping the dynamics of gas supply in certain U.S. markets (in particular the Midwest and Northeast), and that, in the future, there will be much more of a west-to-east flow of gas to the Northeast. With the expansion of import capacity into the Chicago area, it is projected that the Midwest will experience an excess supply situation. This expectation has led to various regional pipeline expansion proposals between the Midwest and Northeast, all of which are designed to move Midwest supplies to the supply-constrained Northeast markets.

                                        (2)     State of the Art

     Any determination of the appropriate size of the “area or region” calls for consideration of the “state of the art” in the gas industry. In this regard, the “state of the art” in the gas industry continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of marketers and brokers, and the “un-bundling” of the commodity and transportation functions of the interstate pipelines in response to various FERC initiatives, in particular Order 636, which has dramatically altered the way in which local gas distribution companies purchase and transport their required gas supplies. The Commission has previously taken notice of the regulatory and technological changes that have reshaped the natural gas industry over the past two decades in a report presented by the Division of Investment Management.

                                        (3)     Efficiencies and Economics

     The Stock Acquisition will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2), described above. The Commission has previously determined that financial and organizational benefits, as well as operational benefits can satisfy the requirement of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299, 1320-1321 (July 21, 1978). Some potential benefits, however, cannot be precisely estimated. Nevertheless, they too are entitled to be considered: “[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.” Centerior Energy Corp., Pub. Util. Holding Co. Act Rel. No. 24073, 49 S.E.C. 472, 480 (Apr. 29, 1986) (citation omitted).

     The Commission has previously interpreted Section 10(c)(2) to permit the approval of acquisitions resulting in more than one integrated system. Specifically, the Commission has indicated in the past that acquisitions may be approved even where the combined system will not be a single integrated system as Section 10(c)(2) requires only that the acquisition tends towards the economical and efficient development of an integrated public utility system. Gaz Metropolitan, Inc., supra. The Commission has held that where the holding company is exempt from registration under Section 3 of the Act following the acquisition of a non-integrating utility assets, it suffices for purposes of Section 10(c)(2) to find benefits to one integrated system. TUC Holding, supra and PP&L Resources, supra.

     In this case, the Commission has previously found benefits to the C&T and Citizens system in the Commission order approving the Citizens’ acquisition. Now, however, both integrated systems will realize a number of benefits from the Stock Acquisition. The Stock Acquisition will combine two companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the two companies’ shareholders and customers.

     The Stock Acquisition will have a number of operational benefits that will result in economic efficiencies for the both integrated systems. C&T has estimated the nominal dollar net value of synergies from the Stock Acquisition to be in excess of $.5 million annually. The geographical locations of the respective service territories of Citizens and Valley, and whose headquarters are within 90 miles of one another, provide an opportunity to integrate efficiently their utility operations. There are three general areas where presently quantifiable savings can be realized through the combination of the companies: (1) corporate and administrative programs including labor savings and billing and computer services; (2) non-fuel purchasing economies; and (3) administrative and human resources. The amount of savings currently estimated annually in each of these categories, on a nominal dollar basis, is summarized in the table below:

CATEGORY	AMOUNT

Corporate and Administrative Programs	$350,000
Non-Fuel Purchasing Economies	$50,000
Administrative and Human Resources	$100,000

NET TOTAL ESTIMATED SAVINGS	$500,000

These saving categories are described in greater detail below.

     Corporate Operations and Labor: Savings will be realized through labor reductions on an attrition basis related to redundant positions. Many of these reductions will be in areas where payroll costs are relatively fixed and do not vary with the increase or decrease in the number of customers served. These areas include legal services, finance, sales, support services, transmission and distribution, customer service, accounting, human resources, emergency work coordination and information services. The Companies also may have the future ability to consolidate certain customer business offices and service centers in the areas where they have geographically close service territories.

     Facilities Consolidation: While there are no current savings to be realized through the combination of neighboring business offices or service centers, the companies will continue to explore that option as economics dictate. Areas where nonstructure facilities will be consolidated include outage dispatch from a central location, centralization of facilities’ maintenance, a centralized Customer Information System, a Supervisory Control and Data Acquisition system for remote control of equipment, and an automated mapping system. All of these could not be performed by the individual operating companies but now can be implemented because of the achievement of economies of scale with Tri-County and Claverack.

     Corporate and Administrative Program: Savings will be realized through economies of scale and cost avoidance. These are areas where both Citizens and Valley incur many costs for items which relate to the operation of each company, but which are not directly attributable to customers. Ten such areas have been identified: administrative and general overhead; benefits administration; insurance; information services; professional services; shareholder services; advertising; association dues; credit facilities; directors’ fees; rights-of-way maintenance; outage response and vehicles. Achieving cost savings through greater efficiencies and economies of scale will permit each of the operating utilities to offer more competitively-priced electric and natural gas service and energy-related products and services than would otherwise be possible.

     Non-Fuel Purchasing Economies: Savings will be realized through increased order quantities and the enhanced utilization of a combined inventory for materials and supplies. Currently, Citizens and Valley independently maintain separate purchasing departments responsible for maintaining materials and supplies used by employees at various storeroom locations. In addition, both companies procure contract services independently. As a direct result of the combination, savings can be realized through the procurement of both materials and services, as well as in costs associated with the maintenance of inventory levels.

     Fuel Supply and Purchased Power: Savings may be realized through the bundling of commodity fuels and bulk power purchases in the form of larger quantities or volume. Fuel supply savings are achievable for all of the operating utilities. Wellsboro and Citizens will be able to take advantage of possible commodity savings based on higher total volumes of electricity acquired. Further Wellsboro’s transmission and generation contract with First Energy will allow Citizens’ to access inexpensive power located to the west of the PJM Control Area, i.e., the ECAR control area. Savings may also be achievable in the area of PJM deficiency charges. Currently, PJM requires a certain level of capacity for its member companies. A charge is assessed whenever the member company is deficient in terms of capacity. Citizens and Wellsboro may be able to avoid such charges through the diversity created by the amount and timing of the different peak loads of the two operating companies. Valley will be able to participate with these entities to seek a seller of both electricity and natural gas thereby possibly achieving economies of scale.

     Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include:

     –     Increased Scale — As competition intensifies within the industry, C&T believes scale will be one parameter that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The Stock Acquisition is expected to improve the profitability of the Citizens and

Valley by increasing the customer base and providing increased economies of scale in all of these areas.

     –     Competitive Prices and Services — Sales to industrial, large commercial and wholesale customers are considered to be at greatest near term risk as a result of increased competition in the electric and natural gas utility industry. The Stock Acquisition will enable the companies to meet the challenges of the increased competition and will create operating efficiencies through which the companies will be able to provide more competitive prices to customers.

     –     More Balanced Customer Base — The Stock Acquisition will create a larger company with less reliance on the residential business now presently served, particularly in that Valley’s level and mix of customers is more heavily weighted to commercial and industrial customers than the other operating companies. The companies’ service territories will be more diverse than their individual service territories, reducing exposure to adverse changes in any sector’s economic and competitive conditions.

     –     Regional Platform for Growth — The combination of the companies will create a regional platform in Pennsylvania’s Central and Northern Tier Corridor and the overlapping area in New York. The Corridor is experiencing sluggish economic growth. C&T plans to expand relationships with existing customers and to develop new customers in the region. The areas surrounding Lewisburg, Pennsylvania is expanding. It contains the corridor of a rapidly improving U.S. Route 15. Growth is occurring along that entire corridor base. It is hoped that C&T will be able to capitalize on that market growth. Finally, the Stock Acquisition will allow Claverack and Tri-County to capitalize on their overlapping service territories with Valley. As noted above, it will allow for coordination of certain operations for the three operating companies. It is expected to provide the critical mass and the development an operational infrastructure to expand and broaden into unregulated energy business with the goal of creating a complete energy services platform.

     Strategic Fit and Compatibility: Citizens and Valley have complementary strategies and compatible corporate cultures and visions for the future of the energy business. Valley is approximately the same size as Citizens and Wellsboro, all at approximately 5,500 to 6,500 customers. The companies have a shared commitment to supporting and participating in competitive electric and natural gas markets.

                                        (4)     Integrated Public Utility System

                                                  (a)     Electric System

     As applied to electric utility companies, the term “integrated public-utility system” is defined in Section 2(a)(29)(A) of the Act as:

a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical inter-connection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art in the area or region affected), the advantage of localized management, efficient operations, and the effectiveness of regulation.

15 U.S.C. § 79b(29)(A).

As applied to natural gas utility companies, the term “integrated public-utility system” is defined in Section 2(a)(29)(B) of the Act as:

a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art in the area or region affected), the advantage of localized management, efficient operations, and the effectiveness of regulation. Provided for gas companies, utilities deriving natural gas from a common course of supply may be deemed to be included in a single area or region.

15 U.S.C. § 79b(29)(B).

     On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

                    (1) The utility assets of the system are physically interconnected or capable of physical interconnection;

                    (2) The utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

                    (3) The system must be confined in its operations to a single area or region; and

                    (4) The system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulations.

Environmental Action, Inc. v. Securities and Exchange Commission, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing Electric Energy, Inc., 38 S.E.C. 658, 668 (1958)). The Stock Acquisition satisfies all four of these requirements. It should be noted that in the 1995 Report, the Division recommended that the Commission respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirements. The purpose of the integration requirement is intended to eliminate the evils that Congress found to exist “when the growth and extension of holding companies bears no relation to . . . the integration and coordination of related operating properties.” Section 1(b)(4) of the Act. Congress expressed its belief that “in the absence of clearly overriding considerations a utility system should have a management single-mindedly devoted to advancing the interests of its investors and consumers and not engaged, through the means of the holding company device, in operating other separate or competing utility or non-utility businesses.” New England Electric System, Pub. Util. Holding Co. Act Rel. No. 15035, 1964 SEC LEXIS 999, at *7 (Mar. 19, 1964). C&T, Wilderness, Tri-County and Claverack satisfy each of these requirements for an integrated system. As an exempt holding company system, C&T shall operate two integrated public utility systems, one gas and one electric, Citizens and Valley. The electric operating properties were found to be integrated in the prior C&T Order. Citizens, Wellsboro, Tri-County and Claverack will continue to operate as an integrated system and thus the integration standard is meet. The companies will implement centralized and coordinated dispatch consistent with the requirements of PJM. Tri-County is contiguous to and actually surrounds Wellsboro. Tri-County and Claverack are contiguous utilities. All three are interconnected by various PJM facilities. They are not, however, directly interconnected. Nontransmission owning utilities can now join PJM. Nothing has changed in the method of the operations of the operating electric utility properties since the C&T Order.

     As noted by C&T in its 1998 Application, the Commission has determined that the first requirement of physical interconnection can be meet on the basis of contractual rights to use third parties’ transmission lines when the companies are members of a tight power pool. WPL Holdings, Inc., et. al., Pub. Util. Holding Co. Act Rel. No. 26856, 53 S.E.C. 501 (Apr. 14,1998); Conectiv, supra; UNITIL Corp., Pub. Util. Holding Co. Act Rel. No. 25524, 50 S.E.C. 961 (Apr. 24, 1992); Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427 (Dec. 21, 1990). In these cases, the Commission found that the utilities and the holding company systems were physically capable of supplying power to each other through wheeling or power pool arrangements. The facts of this case also are strikingly similar to those of UNITIL, supra. There, the Commission approved a new holding company system that was different than prior proceedings. In particular the Commission noted that there would be no particular line through which transfers of power would take place amongst the companies. Instead power would be delivered through a nonaffiliated system and a transmission charge would be paid to the transmission facility owner. Likewise, the operating public utility companies did not own or operate any generation facilities. The same facts arise here: neither of the four electric operating companies own generation and all must rely upon third parties to transmit purchased power. In UNITIL, the Commission found that the Companies would be indirectly connected through the NEPOOL-designated transmission facilities and other nonaffiliated transmission facilities pursuant to the NEPOOL Agreement and other separate agreements with nonaffiliated companies. NEPOOL is a tight power pool like PJM. As the Commission stated in UNITIL, NEPOOL and PJM are comparable power pools. The only difference between the two is NEPOOL’s determination of planned maintenance outages for the power pool’s generating units.

     The PJM Transmission Tariff applies its provisions to a regional transmission service that allows network resources and loads to be integrated over the eight utility PJM transmission member systems, including the systems that interconnect with Citizens, Wellsboro, Tri-County and Claverack. The later three electric utilities are interconnected by the same PJM member, GPU Energy, Inc.

     In addition, the companies will be interconnected through their interests in their right to use extra high voltage transmission facilities, as well as through their contractual rights to use the transmission facilities of other members of the PJM regional power pool. Those transmission systems will now be integrated even to a greater degree than when examined by the Commission in UNITIL because transmission will be rendered on a regional, integrated basis across all transmission owners’ network. While the statutory definition assumes that the holding company would coordinate the operations of the integrated system, the Commission recognized that Congress did not intend to impose rigid concepts but instead expressly included flexible considerations to accommodate changes in the electric industry. Mississippi Valley Generating Co., Pub. Util. Holding Co. Act of 1935 Sec. 10, 36 S.E.C. 159 (1955). Thus the Commission has considered advances in technology and the particular operating circumstances in applying the integration requirements. See, e.g., New England Electric System, Pub. Util. Holding Co. Act Rel. No. 13688, 38 S.E.C. 159 (Feb. 20, 1958). Thus in Northeast Utilities, supra, the Commission held that the operation of the generating and transmitting facilities of the operating company is coordinated and centrally dispatched under the NEPOOL agreement. Thus the UNITIL companies could be economically operated as a single interconnected and coordinated system through the operating companies’ participation in NEPOOL.

     Likewise here the PJM system is integrated. The PJM Office of Interconnection operates the PJM Control Area; receives and acts upon applications for transmission service; conducts system impact and facilities studies; schedules transactions; and directs redispatch, curtailment and interruption. Pennsylvania-New Jersey-Maryland Interconnection, 81 FERC ¶ 61,257 (1997). Indeed FERC has characterized the system as integrated stating that that the PJM grid will now be planned and operated as a single integrated network. Thus, any customer-owned distribution facilities integrated with the facilities of one transmission owner will, by definition, be integrated with each of the eight transmission owning members.

     In order to achieve economy and reliability in bulk power supply within the PJM region, PJM members coordinate the planning and coordination of their systems, share installed and operating reserves to reduce installed generator requirements, and participate in centralized unit commitments, coordinated by lateral transactions, and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM interconnection.

     It should be noted that the FERC, as indicated earlier, has approved the comprehensive restructuring of the PJM interconnection. In its Order, the FERC stated that the PJM Operating Agreement establishes:

PJM-OI as an independent body to operate the [system], administer the PJM Transmission Tariff, operate the pool spot energy market, referred to as the Power Exchange (PX), approve a regional transmission expansion plan, and administer certain aspects of the Owner’s Agreement and Reliability Agreement. The PJM Operating Agreement provides that an independent Board of Managers (PJM Board) would be responsible for supervision and oversight of the day-to-day operations of the PJM Pool through PJM-OI, with the PJM Board’s primary responsibilities being to ensure that the [system’s] functions are accomplished in a manner consistent with: (1) the safe and reliable operation of the PJM Pool; (2) the creation and operation of a robust, competitive, and non-discriminatory electric market in the PJM Control Area; and

(3) the principle that a member or group of members shall not have undue influence over the operation of the PJM Pool. The PJM Operating Agreement also calls for the formation of a Member’s Committee, in which all PJM members will vote on the basis of the following sectors: Generation Owners, Other Suppliers, Transmission Owners, Electric Distributors, and End-Use Customers. The rights reserved to the members are to elect the PJM Board, amend or terminate the PJM Operating Agreement, and provide advice and recommendations to the PJM Board and PJM-OI. The PJM Operating Agreement also creates Users Groups, which allow members sharing a common interest to bring matters before the Members Committee and, if necessary, the PJM Board.

Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC ¶ 61,257 at 62,235-62,236.

     It should also be emphasized that the PJM created several historic documents which influence the ability to transmit power in and through the PJM control area. The three documents created include the Transmission Owner’s Agreement, the PJM Transmission Tariff, and the Reliability Agreement. Those documents are described below.

     The FERC indicated in its Order that the Owner’s Agreement provides:

. . . that owners of transmission facilities in the PJM Control Area have agreed to offer regional transmission service under non-pancaked rates, and to transfer to the [system] the responsibility for administration of the PJM Transmission Tariff and regional transmission planning and operations. The Owner’s Agreement also creates an Administrative Committee of transmission owners that may make recommendations to the [operator], but that committee is expressly denied the ability to exercise any control over the functions and responsibilities transferred to the [operator].

Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC ¶ 61,257 at 62,236.

     In addition, the FERC Order describes the PJM Transmission Tariff as follows:

. . .PJM-OI will offer pool-wide open access transmission service throughout the PJM Pool via the facilities of the eight PJM Companies. All transmission services will be subject to a single, non-pancaked rate based on the cost of the individual utility’s transmission system where the point of delivery is located.

Id.

     Finally, the FERC’s Order describes the Reliability Agreement as follows:

. . .[it] is intended to govern installed capacity reserves sharing obligations in the PJM Pool. The Reliability Agreement modifies traditional reserves sharing within PJM for purposes of accommodating the introduction of retail choice in portions of the PJM Control Area. Only Load Serving Entities, defined as any utility that sells power at retail to loads within the PJM Control Area, will be parties to the Reliability Agreement. The Reliability Agreement will be administered by a committee containing representatives of each party, with all day-to-day functions delegated to PJM-OI.

Id.

     The Commission previously has stated that the physical interconnection requirements of the Act are satisfied on the basis of contractual rights to use third-parties’ transmission lines when the companies both were members of the same type power pool. In UNITIL, UNITIL’s public utility subsidiary companies and Fitchburg Gas and Electric Light Company were indirectly interconnected through the New England Power Pool (“NEPOOL”) designated facilities and other non-affiliate transmission facilities pursuant to the NEPOOL Agreement. While there was no particular transmission lines through which transfers of powers would be made among the UNITIL Companies, power would be delivered through a nonaffiliated system and a transmission charge would be paid to the owners of the facilities. The Commission found that the UNITIL Companies’ contractual arrangements for transmission service established that the UNITIL electric system would satisfy the physical interconnection requirement of the Act. For the same reasons, C&T satisfies the physical interconnection requirement of the Act.

     While Wellsboro and Citizens now achieve integration comparable to that found in UNITIL and Northeast Utilities under the current PJM Interconnection Agreement, PJM members as indicated above, restructured the organization in ways that will expand the available mechanisms for integrating the C&T and Wilderness systems. Under the PJM Open Access Tariff, all entities can obtain network integration transmission service throughout the PJM control area to deliver capacity and energy from designated generation resources to the utility’s electric customers. The amended PJM Interconnection Agreement provides for coordination of electric system loads, electric generating capacities and electric transmission facilities. The amended PJM Interconnection Agreement provides that the members will establish a bid-based wholesale energy market in which any participant may buy and sell energy, and for the PJM control center to schedule and dispatch generation on the basis of least-cost, security-constrained dispatched, and the prices and operating requirements of customers.

     The other operating property of C&T, Valley, will be a single, integrated gas public utility. The distribution systems are located in both New York and Pennsylvania and are connected by extremely short pieces of transmission/distribution main. It will remain a physically interconnected network of gas transmission and distribution facilities that receive all of their natural gas supply from common sources of supply. As the FERC indicated in its Order granting NUI a Section 7(f) determination, the system is for all and intent and purposes a local distribution company confined to these small geographical portions of New York and

Pennsylvania. The Commission can conclude that the Valley system is a single, integrated gas public utility.

     C&T also satisfies the second of the Commission’s requirements that utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system. Cities Services Company, Pub. Util. Holding Co. Act Rel. No. 4489, 14 S.E.C. 28, 55 (Aug. 17, 1943). The Commission has interpreted this language to refer, among other things, to the physical operation of utility assets as a system in which the generation and/or flow of current within the system may be controlled centrally and allocated as needed or economy dictates. North American Company, Pub. Util. Holding Co. Act of 1935 Sec. 11 (b)(1), 11 S.E.C. 194 (1942), aff’d, 133 F.2d 148 (2nd Cir. 1943), aff’d on constitutional issues, 327 U.S. 686 (1946). The purpose of this section of the Act is to ensure that the utility properties are so connected and operated that there is coordination among all the parts and that those parts are bear an integral operating relationship to one another. Id. The Commission has considered advances in technology and the particular operating circumstances in applying the integration standards. In approving the acquisition of the Public Service Company of New Hampshire (“PSNH”) by Northeast Utilities, the Commission noted that “the operation of generating and transmission facilities of PSNH and the Northeast operating companies is coordinated and centrally dispatched under the NEPOOL Agreement.” Northeast Utilities Co., Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427, at n.85 (Dec. 21, 1990). Similarly, in UNITIL, the Commission concluded that the combined electric utility assets of the companies may be operated as a single interconnected and coordinated system through their participation in NEPOOL. For the same reasons Tri-County, Claverack, C&T and Wilderness are able to operate their utility assets as a single interconnected and coordinated system. Electrical power requirements will be centrally coordinated by a power center and dispatched to Citizens’ or Wellsboro on the basis of need, reliability, reserve commitments and economic pricing principles. Likewise, Valley is a single coordinated system that is interconnected by various distribution and transmission mains. Natural gas supplies are received in Pennsylvania through an interstate pipeline interconnection and a local Pennsylvania producer location and then distributed to the system. Purchases will be coordinated through a centralized system. The system is also operated through a centralized system with pressure maintained on a system wide basis. Valley has been operated in this fashion for over 50+ years. Finally, administrative functions can also be coordinated in this regard. As noted earlier, such operational and administrative coordination constitutes “de facto” integration for exempt holding companies. Sierra Pacific Resources, Pub. Util. Holding Co. Act Rel. No. 27054, 1999 SEC LEXIS 1463 (July 26, 1999).

     The Commission’s third requirement is also satisfied. The Act was designed to eliminate the scattered properties of pre-Act holding companies, that is the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation. NIPSCO Industries, Inc., Pub. Util. Holding Co. Act Rel. No. 26975, 53 S.E.C. 1296 (Feb. 10, 1999). Recent institutional, legal and technological changes in the utility industry have reduced the relative importance of physical interconnection and geographic limitations by permitting greater control, coordination and efficiencies. In fact open access transmission for natural gas and electrical power under FERC Orders Nos. 636, 888, and 2000, respectively, and the development of increasingly competitive and interconnected market for natural gas and wholesale power have expanded the means for achieving interconnection and the economic operation and coordination of utilities with non-contiguous service territories. Staff Report at

68-69. Indeed the C&T system and its subsidiaries will be anything but scattered, uncoordinated operating utility properties. The C&T and Wilderness electric system will continue to operate in a single area or region. The small size of the areas covered by Tri-County, Claverack, Citizens and Wellsboro is comparable to the areas approved by the Commission in UNITIL and Northeast Utilities. The electric system remains confined to operations entirely within the Commonwealth of Pennsylvania and in particular in several contiguous counties in Northern and Central Pennsylvania. It should be noted that in the 1995 Report, the division has stated that the evaluation of a “’single area or region’ portion of the integrated requirement should be made . . . in light of the effect of technological advances on the ability to transmit electrical energy economically over a longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration.” DIVISION OF INVESTMENT MANAGEMENT, SECURITIES AND EXCHANGE COMMISSION, THE REGULATION OF PUBLIC-UTILITY HOLDING COMPANIES, at 68 (June, 1995). The 1995 Report also recommends primacy be given to “demonstrated economies and efficiencies to satisfy the statutory integration requirements.” DIVISION OF INVESTMENT MANAGEMENT, SECURITIES AND EXCHANGE COMMISSION, THE REGULATION OF PUBLIC-UTILITY HOLDING COMPANIES, at 68 (June, 1995). As set forth in Item 3.A.2(b)(i), the Stock Acquisition will result in economies and efficiencies for the utilities and, in turn, their customers.

     In regard to the Valley system, again it operations shall be confined to a single area or region. It shall operate predominately in Pennsylvania with over 80% of the customers located in that state. Its Pennsylvania operations overlap entirely with portions of the service territories of both Claverack and Tri-County. Its New York operations also overlap with the minor New York Service territories of Claverack and Tri-County. Finally, the service areas of the operating utilities are similar and homogeneous, essentially rural in nature within a very compact service area. The nature and characteristics of the service area of the utilities has been relevant in the Commission’s review of the circumstances leading to a conclusion that a system was integrated within the meaning of the Act. The similarities among the various parts of an integrated system tends to show that the system is not so large as to impair the benefits of localized management and regulation and is therefore integrated. In a homogeneous system, management is better able to attend to local concerns which are similar throughout the system. Middle West Corp., Pub. Util. Holding Co. Act Rel. No, 5606, 18 S.E.C. 296 (Feb. 16, 1945) and In re West Texas Utilities, Inc., Pub. Util. Holding Co. Act Rel. No. 6320, 21 S.E.C. 566 (Dec. 20, 1945). Thus distance does not equate to “scatteration” so long as the separate parts of the system can be operated, under normal conditions, in a coordinated fashion.

     Finally, with respect to the Commission’s fourth requirement, C&T’s electric system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. Citizens maintains its system headquarters in Lewisburg, Pennsylvania. This structure will preserve all the benefits of localized management that Citizens and Wellsboro presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from a future strategic alliance. Upon consummation of the Citizens deal, it maintained its existing management team. It continues its focus on the Lewisburg area. Likewise, Tri-County and Claverack maintained their existing management team focusing on the rural and residential basis of their systems.

     Furthermore, as described earlier, the system will facilitate efficient operation. The C&T gas system will not be so large as to impair the advantages of localized management and efficient operations. The Valley system will maintain its headquarters in Sayre, Pennsylvania with a regional office in New York for purposes of serving New York customers.

     The Stock Acquisition will allow the C&T system and the Claverack, Tri-County and Wilderness systems to participate in the energy services approach to the utility system. At the center of this approach is the idea that providing electrical and natural gas services to the public is just part of the job of a utility. In addition, the utility must provide enhanced services to the consumer by providing an entire package of energy products and services. The goal of the energy services company is to retain its existing customers and to obtain new customers in an increasingly competitive environment. The trend towards and the need for the convergence of the former separate electric utility function and gas utility function into one energy service company was recognized by the Commission in Consolidated Natural Gas Company, Pub. Util. Holding Co. Act Rel. No. 26512, 52 S.E.C. 769 (Apr. 30, 1996). See also New Century Energies, Pub. Util. Holding Co. Act Rel. No. 26748, 53 S.E.C. 54 (August 1, 1997); UNTIL Corp., Pub. Util. Holding Co. Act Rel. No. 26527, 1996 SEC LEXIS 1549 (May 31, 1996); and SEI Holdings, Inc., Pub. Util. Holding Co. Act Rel. No. 26581, 52 S.E.C. 1017 (Sept. 26, 1998).

     Additionally, the C&T system will not impair the effectiveness of state regulation. Citizens and Wellsboro will continue their separate existence as before and their utility operations will remain subject to the same comprehensive regulatory authority, the Pa PUC. Valley will be subject to comprehensive regulation by both the Pa PUC and the NYPSC for their respective jurisdictional services. As noted earlier, the Pa PUC will maintain jurisdiction to control all affiliate transactions between Citizens, Wellsboro and the two rural cooperatives. Likewise, the NYPSC shall maintain jurisdiction to control Valley’s affiliate transactions. Costs charged by the holding companies to their affiliated operating companies will be subject to the ratemaking review of the Pa PUC and the NYPSC. Pursuant to the recommendations contained in the 1995 Report, this last factor of state control is significant as the Division stated therein “when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met,” especially where these mergers will result in a system similar to a traditional holding company system. 1995 Report at 74.

                    3.     Section 10(f)

     Section 10(f) provides that:

The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such state laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

     As described in Item 4 of this Application/Declaration, and as evidenced by the Applications before the Pa PUC, NYPSC and the New Jersey Board of Public Utilities

(“NJBPU”) all relating to the Transaction, C&T intends to comply with all applicable state laws related to the proposed transaction. A timed-stamped copy of the Pa PUC Application is attached hereto as Exhibit D-1. A timed-stamped copy of the NYPSC Application is attached hereto as Exhibit D-2. A timed- stamped copy of the NJBPU Application is attached hereto as Exhibit D-3.

                    4.     Section 3(a)(1)

     C&T requests that the Commission issue an order under Section 3(a)(1) declaring that it is exempt from all provisions of the Act except Section 9(a)(2). This type of corporate structure was selected because Pennsylvania law prohibits the direct ownership of an Investor Owned Utility by a rural cooperative. Pennsylvania Rural Electric Cooperative Law of 1990, 15 P.S. Section 7321(a)(1). Thus the need to interpose a holding company between two operating public utilities. Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

such holding company, and every subsidiary company thereof, which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single state in which such holding company in every such subsidiary company thereof are organized.

C&T and its electric public utility subsidiary, Citizens, following the Stock Acquisition, will all be Pennsylvania corporations operating wholly in the Commonwealth of Pennsylvania and therefore meet the requirements of the latter half of Section 3(a)(1) test. In addition, Wilderness and Wellsboro are likewise Pennsylvania corporations operating wholly in the Commonwealth of Pennsylvania. Valley alone will operate in two contiguous states, New York and Pennsylvania. Thus it is necessary to determine if Valley shall contribute any material part to C&T’s income and whether Valley carries on its business substantially in a single state.

                              a.     Material Part of Income

     As is clear from the plain language of Section 3(a)(1), the test of whether the public utility subsidiaries of a holding company are “predominately intrastate in character” is applied separately to each public-utility subsidiary from which such holding company “derives, directly or indirectly, any material part of its income.” See Public Service Company of Oklahoma, Pub. Util. Holding Co. Act Rel. No. 2277, 8 S.E.C. 12, 16 (Sept. 5, 1940); Wisconsin Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 8741, 28 S.E.C. 906, 909-911 (Dec. 20, 1948). Hence, the fact that a holding company has, as a subsidiary, a public utility company incorporated and operating in a state other than its own state of incorporation is irrelevant for purposes of determining whether such holding company is entitled to an exemption under Section 3(a)(1) if that out-of-state subsidiary does not contribute “any material part” of the holding company’s income. See Washington Railway and Electric Company, Pub. Util. Holding Co. Act Rel. No. 1363, 4 S.E.C. 191, 192-193 (Dec. 15, 1938); Commonwealth Edison Company, Pub. Util. Holding Co. Act Rel. No. 8331, 28 S.E.C. 172, 173 (June 30, 1948); WPL Holdings, Inc., Pub. Util. Holding Co. Act Rel. No. 24590, 49 S.E.C. 761, 766 (Feb. 26, 1988).

     If, on the other hand, a public utility subsidiary does contribute a “material part” of the holding company’s income, then it must be both incorporated in the same state as the holding company and carry on its business “substantially” in that state.

     Although the statute speaks of “income,” the Commission has traditionally considered a wide range of numerical factors, and in practice, given the greatest deference to revenues in determining materiality. See, e.g., NIPSCO, supra. In NIPSCO, the Commission also determined that it was appropriate to consider “operating margin” or “net operating revenue” when considering gas and electric utilities. In NIPSCO, the Commission found that an out-of-state operating utility subsidiary contributing 16.0% to 16.2% of gross operating revenues, 10.8% to 11.2% of operating margin and 7.1% to 8.7% of utility operating income to the holding company was not material for purposes of Section 3(a)(1).

     In the present case, gross operating revenues, net operating revenues (operating margin), utility operating income, net utility income and net utility plant of Valley (before intercompany eliminations), and the percentage of each on a pro forma basis for each of the past three years, to the total combined gross operating revenues, net operating revenues, utility operating income, net utility income and net utility plant (after intercompany eliminations) of C&T and subsidiaries are as follows:

Gross Operating Revenues ($000)

				Valley
Year	C&T Combined	Valley		(NY Only)

		Amount	Percent	Amount	Percent

2001	$20,593	$11,074	54%	$1,941	9%

2000	$18,639	$9,490	51%	$1,566	8%

1999	$17,065	$9,237	54%	$1,556	9%

Note: For this and the following four tables, the amounts shown on the “C&T combined” column consists of the financial statement amounts for both C&T Enterprises and Valley.

Operating Margin ($000)

				Valley
Year	C&T Combined	Valley		(NY Only)

		Amount	Percent	Amount	Percent

2001	$7,762	$3,901	50%	$(460)	(6)%

2000	$7,126	$3,684	52%	$654	9%

1999	$7,037	$4,143	59%	$540	8%

Note: Operating margin = Gross Operating Revenues less cost of power.

Utility Operating Income ($000)

				Valley
Year	C&T Combined	Valley		(NY Only)

		Amount	Percent	Amount	Percent

2001	$2,039	$1,374	67%	$(909)	(45)%

2000	$1,240	$766	62%	$115	9%

1999	$1,405	$967	69%	$(3)	(0.2)%

Note: Utility Operating Income = Operating Margin less operating & maintenance, depreciation & amortization, and taxes other than income.

Net Utility Income ($000)

				Valley
Year	C&T Combined	Valley		(NY Only)

		Amount	Percent	Amount	Percent

2001	$457	$549	120%	$(611)	(134)%

2000	$3	$114	3,800%	$(7)	(233)%

1999	$270	$291	108%	$(50)	(19)%

Note: Net Utility Income = Utility Operating Income less interest, and income taxes.

Net Utility Plant ($000)

				Valley
Year	C&T Combined	Valley		(NY Only)

		Amount	Percent	Amount	Percent

2001	$19,899	$13,306	67%	$1,799	9%

2000	$19,544	$13,244	68%	$1,645	8%

1999	$18,827	$13,213	70%	$1,669	9%

As the foregoing demonstrates, neither C&T nor Valley derive “any material part: of their income from Valley’s New York operations. These ratios fall well within the range of ratios found acceptable by the Commission in NIPSCO as noted above and well below the percentages of out-of-state utility revenues presented by holding companies claiming exemption under Rule 2, which claims have not been challenged. See, e.g., 1983 Form U- 3A-2 filed by Diversified Energies (File No 69-271) (disclosing 22.4% of utility revenues from out-of-state operations); 1997 Form U-3A-2 filed by LG&E Energy Corporation (disclosing 20.43% out-of-state electric utility sales); 1997 Form U-3A-2 filed by MidAmerican Energy Holdings Company (disclosing 31.98% out-of- state electricity sales and 17.36% out-of-state utility customers); 1998 Form U-3A-2 filed by TNP Enterprises (File No. 69-291) (disclosing 16% of operating revenues from and 22.7% of retail electricity sales to out of state customers, who comprised 19.5% of all electric customers); and 1998 Form U-3A-2 filed by MidAmerican Energy Holdings, Inc. (File No. 69-300) (disclosing 21% of retail gas operating revenues and 12.4% of electric operating revenues from out of state operations and 20.2% of net gas plant and 11.7% of net electric plant located out-of-state); 1999 Form U-3A-1 filed by Southwestern Energy Company (disclosing 24% of utility revenues and retail gas sales from out-of-state).

                                        b.     Predominantly and Substantially Intrastate

     In determining whether a company’s operations are “predominantly and substantially intrastate in character,” the Commission has applied the test on both a consolidated basis, to the holding company, and on a corporate basis to each material subsidiary. In NIPSCO, the Commission found that an out-of-state operating utility subsidiary contributing 19.2% to 19.8% of gross operating revenues, 13.0% to 13.7% of operating margin and 8.7% to 11.1% of utility operating income to the holding company satisfied the predominately and substantially standard for purposes of Section 3(a)(1). Both Citizens and Valley meet this test. Citizens’ revenues are wholly derived within Pennsylvania. And as noted in the table above, Valley also satisfies the test. As noted above, all of the service territory, customers, property/equipment, and sales of Citizens will be wholly within the Commonwealth of Pennsylvania. As a result, C&T’s and Citizens’ operations are totally intrastate in character and Valley’s operations are predominantly and substantially derived from within Pennsylvania. Because C&T and Citizens meet both parts of the test, C&T is entitled to an exemption pursuant to Section 3(a)(1) of the Act.

     Further, the Stock Acquisition does not change or modify in any way the corporate structure of the Wilderness holding company system. Wilderness and its operating subsidiary public utility are both Pennsylvania companies and operate solely within the Commonwealth of Pennsylvania. All revenues are derived from these intrastate operations.

     Likewise, Tri-County and Claverack are Pennsylvania corporations and as holding companies their operating revenues are derived substantially and materially from intrastate operations. All business activities are carried on substantially in the state of incorporation. Thus they are entitled to the Section 3(a)(1) exemption. See discussion in Item 1(B)(1)(a) & (b) and 1(B)(2)(a) & (b), infra.

                    5.     Section 3(a)(2)

     C&T should be eligible for an exemption under Section 3(a)(2) of the Act based on the plain wording of that Section, which simply states that, to qualify for the exemption, a utility holding company must be “predominantly a public-utility company whose operations do not extend beyond the State in which it is organized and States contiguous thereto.”

                                           a.     Predominantly a Public Utility Company

     Currently, C&T’s business operations consist of sole ownership of an electric utility company, Citizens. Upon consummation of the Stock Acquisition, C&T would become the owner of Valley, which in turn would own and operate the Pennsylvania and New York natural gas distribution properties of NUI. Hence, C&T meets the test of being “predominantly a public-utility company.”

     There is no numerical test to determine the “predominate” test. Houston Industries, Inc. et al., Pub. Util. Holding Co. Act Rel. No. 26744, 53 S.E.C. 34 (July 24, 1997). Generally, the Commission has examined several key factors to determine whether a holding company is predominately a public utility under this exemption. Those factors generally include a comparison of the gross utility operating revenues, net income and utility plant amounts for the various entities. The Commission gives greatest weight to the gross utility operating revenues. Houston, supra.

     A comparison of the 2000 utility operating revenues reveals a ratio of 25.83% for Claverack and 67.18% for Tri-County. Clearly, the Claverack ratio is consistent with prior Commission precedent. Thus Claverack also would qualify for a Section 3(a)(2) exemption. The Tri-County ratio, however, exceeds the amount found acceptable in Houston, supra. The rationale of Houston, however, would apply here in the instant proceeding. Namely the designated corporate structure is a result of state law requirements, see discussion above, and not intended to evade regulatory jurisdiction. Indeed, the transactions between the holding companies and their operating affiliates will be subject to pervasive Pa PUC review. Tri-County will not be an unregulated entity through which potential abuses could be perpetrated. Its utility actions will be subject to regulation by the U.S. Department of Agriculture. Thus Tri-County also qualifies for a Section 3(a)(2) exemption. There is little possibility that the holding company will be used to evade state jurisdiction. Having found that both cooperatives were entitled to Section 3(a)(2) exemptions under similar circumstances, the cooperatives are also entitled to the same exemption in this matter.

                                        b.     Contiguity

     Eligibility for a Section 3(a)(2) exemption also includes the requirement that the holding company “be a public-utility whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto.” Applying the plain words of the Act, C&T will satisfy the contiguity requirement. C&T and its subsidiaries, Citizens and Valley, are incorporated in Pennsylvania. Citizens’ electric distribution operations are entirely within the state of Pennsylvania, while Valley’s natural gas service area and operations are within Pennsylvania and the contiguous state of New York. Moreover, as noted above, Valley’s New York service area is not merely “contiguous” but indeed is immediately adjacent to its Pennsylvania service territory, and the two territories are operated seamlessly, with shared facilities (e.g., city gate, propane air peaking equipment), field and office personnel, gas supply and transportation contracts, etc. Hence, C&T’s ownership of Valley meets the test of contiguity.

     In addition, the two owners of C&T – Claverack and Tri-County – provide electric public utility service, principally in Pennsylvania and to a minor extent in New York. See Exhibit E-1 for a map of Tri-County’s and Claverack’s electric service areas. Of Claverack’s approximately 18,000 electric service customers, only 4 are located New York; of Tri-County’s approximately 18,000 electric customers, some 58 are located in New York. While the operations of C&T’s parent companies may not be pertinent to the issue at hand, it does further demonstrate the contiguity of the two-state service area served by C&T and its subsidiary utilities.

                                        c.     The Unless and Except Clause

     Under the “unless and except” clause of Section 3(a), the Commission would have the authority to revoke or deny C&T’s Section 3(a)(2) exemption if the Commission were to determine that the exemption is “detrimental to the public interest or the interest of investors or consumers.” The Commission has rarely invoked this authority, and recent Commission orders granting Section 3 exemptions for combination gas and electric companies indicate that the Commission should not find the proposed Transaction to be detrimental so as to justify invocation of the “unless and except” clause.

     In the past, the Commission has disfavored combination gas and electric systems, even among exempt holding companies. In re Illinois Power Co., Pub. Util. Holding Co. Act Rel. No. 16574, 44 S.E.C. 140 (Jan 2, 1970). Moreover, Section 11 of the Act restricts combining gas and electric systems in registered holding companies. The Commission has explicitly stated, however, that “this [Section 11] standard is not in terms applicable to an application for exemption under 3(a)(2), since that provision does not require that the system be a single integrated system, but rather that it be predominantly a public-utility company.” In re Delmarva Power & Light Co., Pub. Util. Holding Co. Act Rel. No. 19717, 46 S.E.C. 710, 713 (Oct. 19, 1976). The Commission has further noted that “in a number of prior cases, the Commission has held that combination companies may receive an exemption even through they did not meet the single integrated system standard of Section 11(b)(1).” Id. Indeed, the Commission has recognized that while its past effort to further public and consumer interest by keeping electric and gas systems separate may have been “[v]alid and constructive ... in its day, that approach may now be outmoded.” Union Elec. Co., Pub. Util. Holding Co. Act Rel. No. 18368, 45 S.E.C. 489, 510 (Apr. 10, 1974), aff’d without opinion sub nom. City of Cape Giradeau v. S.E.C., 521 F.2d 324 (D.C. Cir. 1975).

     The Commission has stated that the “broad and flexible language” of the “unless and except” clause should be read “in a way that makes economic and social sense in the light of contemporary realities.” Id. In recent proceedings, the Commission has determined that one of the “contemporary realities” to consider in deciding whether an exemption would be contrary to the public interest is “the protection afforded to investors, consumers, and the public by the existence of vigorous state regulation.” WPL Holdings, Inc., Pub. Util. Holding Co. Act Rel. No. 24590, 49 S.E.C. 761, 772 (Feb. 26, 1988). The Commission has granted exemptions to combination electric and gas companies where it has found that the existence of local and state regulation of the utility industry was sufficient to ensure that the interests of consumers, investors and the public would be protected. This deference to local officials and increased acceptance of combined gas and electric systems were reflected in the 1995 Staff Report. See, e.g., 1995 Staff Report at 74-76. In light of the recommendations and the approach of the 1995 Staff Report, and considering the numerous instances where the Commission has exempted combination companies in the past, the proposed Transaction should not raise any concerns that it is detrimental to interests of consumers, investors or the public. See also Dominion Resources Inc., Pub. Util. Holding Co. Act Rel. No. 24618, 1988 SEC LEXIS 692 (Apr. 5, 1988). These decisions were based on an earlier statement by the Commission that competition in the energy industry is a “question of state policy” and that the conclusions of local officials “should be given weight in determining whether the public interest would in fact be adversely affected....” In re Northern States Power Co., Pub. Util. Holding Co. Act Rel. No. 12655, 1954 SEC LEXIS 465, *15 (Sept. 16, 1954).

     The proposed transaction is subject to regulatory approval in the states in which C&T, Citizens and Valley operate, namely the Pa PUC and NYPSC. Moreover, these regulatory bodies will retain jurisdiction over the operations of Citizens and Valley subsequent to the Transaction. Thus, in this instance, as in prior proceedings where the Commission declined to apply the “unless and except” clause, “the grant of an exemption from the Act would not result in a regulatory gap” and, therefore, would not be detrimental to the public interest. Id. at *20 Rather, the resulting holding company will serve such interest and the interest of consumers by providing a number of economies and efficiencies, similar to the economies and efficiencies upon which the Commission has in the past looked favorably. See, e.g., In re Illinova Corp., Pub. Util. Holding Co. Act Rel. No. 26054, 1994 SEC LEXIS 1532 (May 18, 1994) (granting exemption based upon a application that claimed that the new structure would create efficiencies and economies such as allowing the resulting companies to respond to competitive opportunities in the electric power industry and increasing the financial flexibility of the resulting companies).

     Most significantly, the result of this Transaction will permit both Citizens and Valley to respond more rapidly and effectively to the changing nature of the gas and electric industries in the face of convergence of the electricity and natural gas markets. Moreover, the holding company structure would give both Citizens and Valley greater flexibility to take advantage of the lowest-cost financing opportunities that are specifically designed for their manifestly different utility businesses.

Item 4. REGULATORY APPROVALS

     Set forth below is a summary of the regulatory approval that C&T has obtained or expects to obtain in connection with the Stock Acquisition.

     A.     Antitrust

     The HSR Act and the regulation and rules thereunder provide that certain transactions may not be consummated until certain information has been submitted to the DOJ and FTC. C&T need not provide such information because the value of the Stock Acquisition does not meet the threshold for such review.

     B.     State Public Utility and Federal Regulation

     Pennsylvania: Pursuant to Pennsylvania statute, the transfer to any person or corporation of the assets or stock, including a transfer by sale, of any jurisdictional public utility must be approved by the Pa PUC. The Pa PUC will approve such transfers upon a showing that the merger will affirmatively meet the public interest and will affirmatively promote the service, accommodation, convenience or safety of the public in a substantial way. C&T and Citizens applied for Pa PUC approval on March 16, 2001. In addition, the Pa PUC must examine the Transaction in light of market power. The Pa PUC must find that the initiation of service by a new public utility is in the public interest. The Pa PUC approved the Transaction by order dated February 7, 2002. See Exhibit No. D-5.

     Valley will continue to be regulated by the Pa PUC for operations in Pennsylvania. The Pa PUC ensures safe, reliable and reasonably priced electric, natural gas, water, telephone and transportation service for Pennsylvania consumers, by regulating public utilities and by serving as responsible stewards of competition.

     New York: Pursuant to New York statute, the transfer to any person or corporation of the stock or assets, including a transfer by sale, of any jurisdictional public utility must be approved by the NYPSC. The NYPSC will approve such transfers upon a showing that the matter will affirmatively meet the public interest and will affirmatively promote the service, accommodation, convenience or safety of the public in a substantial way. C&T and Valley applied for NYPSC approval on April 16, 2001. In addition, the NYPSC must examine the Transaction in light of market power. The NYPSC approved the Transaction by order dated March 27, 2002. See Exhibit No. D-6.

     Valley will continue to be regulated by the NYPSC after the consummation of the Stock Acquisition. The NYPSC has a broad mandate to ensure that all New Yorkers have access to reliable and low-cost utility services. The NYPSC regulates the state’s electric, gas, steam, telecommunications and water utilities. The NYPSC is charged by law with responsibility for setting rates and ensuring that adequate service is provided by New York’s utilities. In addition, the NYPSC exercises jurisdiction over the siting of major gas and electric transmission facilities and has responsibility for ensuring the safety of natural gas and liquid petroleum pipelines.

     New Jersey: Pursuant to New Jersey, the transfer to any person or corporation of the stock or assets, including a transfer by sale, of any New Jersey public utility must be approved by the New Jersey Board of Public Utilities (“NJBPU”). The NYPSC will approve such transfers and sales upon a showing that the matter will affirmatively meet the public interest and will affirmatively promote the service, accommodation, convenience or safety of the public in a substantial way. NUI applied for NJBPU approval on February 28, 2001. The NJBPU approved the transfer by order dated December 19, 2001. See Exhibit No. D-7.

     Federal: FERC must approve the Natural Gas Act Section 7(f) determination transfer to C&T and Valley. This determination finds that while an entity may operate facilities, it may qualify as an LDC rather than an interstate pipeline if the entity functions as an LDC and does not make any sales for resale. NUI currently possesses a NGA Section 7 determination. FERC approved the transfer by order dated October 15, 2001. See Exhibit No. D-8.

Item 5. PROCEDURE

     The Commission is respectfully requested to issue and publish not later than May 10, 2002, the requisite notice under Rule 23 with respect to the filing of the Application, such notice to specify a date not later than June 4, 2002 by which comments may be entered and a date not later than June 7, 2002 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Stock Acquisition. The Division of Investment Management may assist in the preparation of the Commission’s decision. There should be no waiting period between the issuance of the Commission’s Order and the date on which it is to become effective.

Item 6. EXHIBITS AND FINANCIAL STATEMENTS

     A.     EXHIBITS

A-1	Tri-County Articles of Incorporation (previously filed)
A-2	Claverack Articles of Incorporation (previously filed)
A-3	C&T Articles of Incorporation (previously filed)
A-4	Citizens’ Articles of Incorporation (previously filed)
A-5	Wilderness Articles of Incorporation (previously filed)
A-6	Wellsboro Articles of Incorporation (previously filed)
A-7	Valley Articles of Incorporation (previously filed)
B-1	Asset Sale Agreement (previously filed)
D-1	Pennsylvania Public Utility Commission Application (previously filed)
D-2	New York Public Service Commission Application (previously filed)
D-3	New Jersey Board of Public Utilities Application (previously filed)

D-4	FERC Application (previously filed)
D-5	Pennsylvania Public Utility Commission Order, dated February 7, 2002
D-6	New York Public Service Commission, dated March 27, 2002
D-7	New Jersey Board of Public Utilities, dated December 9, 2001
D-8	FERC Order, dated October 15, 2001
E-1	Maps of Tri-County, Claverack and Valley Systems (not filed electronically)
F-1	Opinion of Counsel (to be filed by amendment)
F-2	“Past Tense” Opinion of Counsel (to be filed by amendment)
G-1	Proposed Form of Public Notice (previously filed)

     B.     FINANCIAL STATEMENTS

     FS-1 Consolidated Financial Statements of C&T for years ended December 31, 1999 and 2000 (previously filed)

     FS-2 Audited Financial Statements of Citizens Electric Company for years ended December 31, 1999 and 2000(previously filed)

     FS-3 Annual Reports of NUI-Valley Cities Gas to Pa PUC for years ended December 31, 1999 and 2000 (previously filed)

     FS-4 Annual Reports of NUI-Waverly Gas to NYPSC for years ended December 31, 1999 and 2000 (previously filed)

Item 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this application and declaration involve a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the environment. C&T is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this application.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this application and declaration to be signed on its behalf by the undersigned.

C&T Enterprises, Inc. /s/ William D. DeGrandis William D. DeGrandis, Esq. Paul, Hastings, Janofsky & Walker, L.L.P. Tenth Floor 1299 Pennsylvania Ave., N.W. Washington, D.C. 20004-2400 202-508-9568